   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 17, 1997
                                               1933 ACT REGISTRATION NO.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                             REGISTRATION STATEMENT
                                       ON
                                    FORM S-6

               FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933
                    OF SECURITIES OF UNIT INVESTMENT TRUSTS
                           REGISTERED ON FORM N-8B-2

                  LINCOLN LIFE FLEXIBLE PREMIUM VARIABLE LIFE
                                   ACCOUNT M

                           (EXACT NAME OF REGISTRANT)

                  THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

                              (NAME OF DEPOSITOR)

              1300 South Clinton Street, Fort Wayne, Indiana 46802

              (ADDRESS OF DEPOSITOR'S PRINCIPAL EXECUTIVE OFFICES)

               Depositor's Telephone Number, including Area Code

                                 (219) 455-2000

             Jack D. Hunter, Esquire                              COPY TO:
   The Lincoln National Life Insurance Company           Kimberly J. Smith, Esquire
              200 East Berry Street                    Sutherland, Asbill & Breman LLP
                  P.O. Box 1110                         1275 Pennsylvania Avenue, NW
            Fort Wayne, Indiana 46802                      Washington, D.C. 20004
     (NAME AND ADDRESS OF AGENT FOR SERVICE)

                 APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING:
 As soon as practicable after the effective date of the registration statement.

             UNITS OF INTEREST IN VARIABLE LIFE INSURANCE CONTRACTS
                     (TITLE OF SECURITIES BEING REGISTERED)

    The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), shall determine.

                             CROSS REFERENCE SHEET
                            (RECONCILIATION AND TIE)
                     REQUIRED BY INSTRUCTION 4 TO FORM S-6

  ITEM OF FORM
     N-8B-2        LOCATION IN PROSPECTUS
-----------------  --------------------------------------------------------------
             1     Cover Page Highlights

             2     Cover Page

             3     *

             4     Distribution of Policies

             5     Lincoln Life

          6(a)     The Variable Account

          6(b)     *

             9     Legal Proceedings

     10(a)-(c)     Short-Term Right to Cancel the Policy; Surrenders;
                   Accumulation Value; Reports to Policy Owners

         10(d)     Right to Exchange for a Fixed Benefit Policy; Policy Loans;
                   Surrenders; Allocation of Net Premium Payments

         10(e)     Lapse and Reinstatement

         10(f)     Voting Rights

     10(g)-(h)     Substitution of Securities

         10(i)     Premium Payments; Transfers; Death Benefit; Policy Values;
                   Settlement Options

            11     The Funds

            12     The Funds

            13     Charges; Fees

            14     Issuance

            15     Premium Payments; Transfers

            16     The Variable Account

            17     Surrenders

            18     The Variable Account

            19     Reports to Policy Owners

            20     *

            21     Policy Loans

            22     *

            23     Lincoln Life

            24     Incontestability; Suicide; Misstatement of Age or Sex

            25     Lincoln Life

            26     Fund Participation Agreements

            27     The Variable Account

  ITEM OF FORM
     N-8B-2        LOCATION IN PROSPECTUS
-----------------  --------------------------------------------------------------
            28     Directors and Officers of Lincoln Life

            29     Lincoln Life

            30     *

            31     *

            32     *

            33     *

            34     *

            35     *

            37     *

            38     Distribution of Policies

            39     Distribution of Policies

            40     *

         41(a)     Distribution of Policies

            42     *

            43     *

            44     The Funds; Premium Payments

            45     *

            46     Surrenders

            47     The Variable Account; Surrenders, Transfers

            48     *

            49     *

            50     The Variable Account

            51 Cover Page; Highlights; Premium Payments; Right to Exchange for a Fixed Benefit Policy

            52     Substitution of Securities

            53     Tax Matters

            54     *

            55     *

* Not Applicable

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

LINCOLN LIFE FLEXIBLE PREMIUM VARIABLE LIFE ACCOUNT M

HOME OFFICE LOCATION:                              ADMINISTRATIVE OFFICE LOCATION:
THE LINCOLN NATIONAL LIFE INSURANCE COMPANY
1300 SOUTH CLINTON STREET
FORT WAYNE, INDIANA 46801
219-455-2000

--------------------------------------------------------------------------------
              THE FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY
--------------------------------------------------------------------------------

    This prospectus describes a flexible premium variable life insurance contract ("Policy") offered either in an individual or group form by The Lincoln National Life Insurance Company ("Lincoln Life"). This Policy is intended to provide life insurance benefits. It allows flexible premium payments, a choice of underlying funding options, and a choice of two death benefit options. Its value will vary with the investment performance of the underlying funding options selected, as may the death benefit payable by Lincoln Life upon the death of the Insured. Policy values may be used to continue the Policy in force, may be borrowed within certain limits, and may be fully or partially surrendered. Full surrenders are subject to a surrender charge. Annuity settlement options equivalent to the Death Benefit are available for payment to the Beneficiary upon the death of the Insured.

    Lincoln Life offers nineteen funding vehicles under a Policy through the Separate Account, each a diversified open-end management investment company (commonly called a mutual fund) with a different investment objective: AIM Variable Insurance Funds, Inc. -- AIM V.I. Capital Appreciation Fund, AIM V.I. Growth Fund, AIM V.I. Value Fund, AIM V.I. Diversified Income Fund, CIGNA Variable Products Group -- CIGNA VP Money Market Fund, CIGNA VP S&P 500 Index Fund; Fidelity Variable Insurance Products Fund -- Equity-Income Portfolio; Fidelity Variable Insurance Products Fund II -- Asset Manager Portfolio and Investment Grade Bond Portfolio; MFS-Registered Trademark- Variable Insurance Trust -- MFS Emerging Growth Series, MFS Total Return Series, MFS Utilities Series and MFS World Governments Series; Templeton Variable Products Series Fund -- Templeton Asset Allocation Fund; Templeton International Fund, Templeton Stock Fund; OCC Accumulation Trust -- Global Equity Portfolio, Managed Portfolio and Small Cap Portfolio.

    The fixed interest option offered under the Policy is the Fixed Account. Amounts held in the Fixed Account are guaranteed and will earn a minimum interest rate of 4% per year. SPECIAL LIMITS APPLY TO WITHDRAWALS AND TRANSFERS FROM THE FIXED ACCOUNT. Unless specifically mentioned, this prospectus only describes the variable investment options.

    It may not be advantageous to replace existing insurance or supplement an existing flexible premium variable life insurance policy with this Policy. This entire Prospectus, and those of the Funds, should be read carefully to understand the Policy being offered.

THIS PROSPECTUS IS VALID ONLY WHEN ACCOMPANIED BY THE CURRENT PROSPECTUSES OF THE MUTUAL FUNDS AVAILABLE AS FUNDING OPTIONS FOR THE POLICIES OFFERED BY THIS PROSPECTUS. ALL PROSPECTUSES SHOULD BE RETAINED FOR FUTURE REFERENCE.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION, NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                         PROSPECTUS DATED:       , 1998

                               TABLE OF CONTENTS

                                                     PAGE
                                                  -----------
Definitions.....................................           3
Highlights......................................           5
  Initial Choices to be Made....................           5
  Charges and Fees..............................           6
Lincoln Life....................................           6
The Variable Account............................           7
The Funds.......................................           7
  Substitution of Securities....................          10
  Voting Rights.................................          10
  Fund Participation Agreements.................          11
Death Benefit...................................          11
    Death Benefit Options.......................          11
    Changes in Death Benefit Option.............          11
    Guaranteed Death Benefit Provision..........          11
    Payment of Death Benefit....................          12
    Changes in Specified Amount.................          13
Premium Payments; Transfers.....................          13
    Premium Payments............................          13
    Allocation of Net Premium Payments..........          14
    Transfers...................................          15
    Optional Variable Account Sub-Account
     Allocation Programs........................          16
      Dollar Cost Averaging.....................          16
      Automatic Rebalancing.....................          16
Charges; Fees...................................          17
    Premium Load................................          17
    Monthly Deductions..........................          17
    Transaction Fee for Excess Transfers........          18
    Mortality and Expense Risk Charge and Fund
     Expenses...................................          19
    Surrender Charge............................          21
The Fixed Account...............................          22
Policy Values...................................          22
    Accumulation Value..........................          22
    Variable Accumulation Unit Value............          23
    Surrender Value.............................          23
Surrenders......................................          23
    Partial Surrenders..........................          23
    Full Surrenders.............................          24
    Deferral of Payment and Transfers...........          24
Lapse and Reinstatement.........................          24
    Lapse of a Policy; Effect of Guaranteed
     Death Benefit Provision....................          24

                                                     PAGE
                                                  -----------
    Reinstatement of a Lapsed Policy............          25
Policy Loans....................................          25
Settlement Options..............................          26
Other Policy Provisions.........................          26
    Issuance....................................          26
    Effective Date of Coverage..................          26
    Short-Term Right to Cancel the Policy.......          26
    Policy Owner................................          27
    Beneficiary.................................          27
    Assignment..................................          27
    Right to Exchange for a Fixed Benefit
     Policy.....................................          27
    Incontestability............................          28
    Misstatement of Age or Sex..................          28
    Suicide.....................................          28
    Nonparticipating Policies...................          28
Tax Matters.....................................          28
    Policy Proceeds.............................          28
    Taxation of Lincoln Life ...................          30
    Section 848 Charges.........................          30
    Other Considerations........................          30
Other Matters...................................          30
    Directors and Officers of Lincoln Life......          30
    Distribution of Policies....................          32
    Changes of Investment Policy................          32
    Other Contracts Issued by Lincoln Life......          33
    State Regulation............................          33
    Reports to Policy Owners....................          33
    Advertising.................................          33
    Legal Proceedings...........................          34
    Experts.....................................          34
    Registration Statement......................          34
Financial Statements............................          34
Appendix 1......................................          35
    Illustration of Surrender Charges...........          35
Appendix 2......................................          37
    Illustration of Accumulation Values,
     Surrender Values, and Death Benefits.......          37
Appendix 3......................................          47
    Tax Information.............................          47

DEFINITIONS

                    ACCUMULATION VALUE: The sum of the Fixed Account Value, Variable Account Value and the Loan Account Value.

                    ACCUMULATION UNIT: A unit of measure used to calculate the value of a Variable Account Sub-Account.

                    ADDITIONAL PREMIUMS: Any premium paid in addition to Planned Premiums.

                    ADMINISTRATIVE OFFICE:

                    CERTIFICATE: The document which evidences the participation of an Owner in a group policy.

                    CODE: The Internal Revenue Code of 1986, as amended.

                    CORRIDOR DEATH BENEFIT: The Death Benefit calculated as a percentage of the Accumulation Value rather than by reference to the Specified Amount to satisfy the Internal Revenue Service definition of "life insurance."

                    COST OF INSURANCE: The portion of the Monthly Deduction designed to compensate Lincoln Life for the anticipated cost of paying Death Benefits in excess of the Accumulation Value, not including riders, supplemental benefits or monthly expense charges.

                    DEATH BENEFIT: The amount payable to the beneficiary upon the death of the Insured in accordance with the Death Benefit Option elected, before deduction of the amount necessary to repay any loans in full, and overdue deductions.

                    DEATH BENEFIT OPTION: Either of two methods for determining the Death Benefit.

                    FIXED ACCOUNT: The account under which principal is guaranteed and interest is credited at a rate of not less than 4% per year. Fixed Account assets are general assets of Lincoln Life held in Lincoln Life's General Account.

                    FIXED ACCOUNT VALUE: The portion of the Accumulation Value, other than the Loan Account Value, held in Lincoln Life General Account.

                    FUND(S): One or more of AIM Variable Insurance Funds, Inc. -- AIM V.I. Capital Appreciation Fund, AIM V.I. Growth Fund, AIM V.I. Value Fund, AIM V.I. Diversified Income Fund; CIGNA Variable Products Group -- CIGNA VP Money Market Fund; CIGNA VP S&P 500 Index Fund; Fidelity Variable Insurance Products Fund -- Equity-Income Portfolio; Fidelity Variable Insurance Products Fund II -- Asset Manager Portfolio and Investment Grade Bond Portfolio; MFS-Registered Trademark- Variable Insurance Trust -- MFS Emerging Growth Series; MFS Total Return Series, MFS Utilities Series, MFS World Governments Series; Templeton Variable Products Series Fund -- Templeton Asset Allocation Fund, Templeton International Fund, Templeton Stock Fund; OCC Accumulation Trust -- Global Equity Portfolio, Managed Portfolio and Small Cap Portfolio. Each of them is an open-end management investment company (mutual fund) whose shares are available to fund the benefits provided by the Policy.

                    GENERAL ACCOUNT: Lincoln Life's general asset account, in which assets attributable to the non-variable portion of Policies are held.

                    GRACE PERIOD: The 61-day period following a Monthly Anniversary Day on which the Policy's Surrender Value is insufficient to cover the current Monthly Deduction. Lincoln Life will send notice at least 31 days before the end of the Grace Period that the Policy will lapse without value unless a sufficient payment (described in the notification letter) is received by Lincoln Life.

                    GUARANTEED INITIAL DEATH BENEFIT PREMIUM: The Premium Payment(s) which must be made to guarantee the Initial Specified Amount for the first five Policy Years after issue, regardless of investment performance, assuming there will be no loans or partial surrenders.

                    GUIDELINE ANNUAL PREMIUM: The level amount required to mature the Policy under guaranteed mortality and expense charges and an annual interest rate of 5%.

                    HOME OFFICE: The Headquarters of Lincoln National Life Insurance Company, located at 1300 South Clinton Street, Fort Wayne, Indiana 46802.

                    INITIAL SPECIFIED AMOUNT: The amount (at least $100,000), originally chosen by the Policy Owner, initially equal to the Death Benefit. The Initial Specified Amount may be increased or decreased as described in this Prospectus.

                    INSURED: The person on whose life the Policy is issued.

                    ISSUE AGE: The age of the Insured, to the nearest birthday, on the Issue Date.

                    ISSUE DATE: The date on which the Policy becomes effective, as shown in the Policy Specifications.

                    LINCOLN LIFE: The Lincoln National Life Insurance Company.

                    LOAN ACCOUNT: The account in which policy indebtedness (outstanding loans and interest) accrues once it is transferred out of the Fixed Account and Variable Account Sub-Accounts. The Loan Account is part of Lincoln Life's General Account.

                    LOAN ACCOUNT VALUE: An amount equal to the sum of all unpaid Policy loans and loan interest.

                    MONTHLY ANNIVERSARY DAY: The day of the month as shown in the Policy Specifications, or the next Valuation Day if that day is not a Valuation Day or is nonexistent for that month, when Lincoln Life makes the Monthly Deduction.

                    MONTHLY DEDUCTION: The monthly deduction made from the Net Accumulation Value; this deduction includes the cost of insurance, an administrative expense charge, and charges for supplemental riders or benefits, if applicable.

                    NET ACCUMULATION VALUE: The Accumulation Value less the Loan Account Value.

                    NET AMOUNT AT RISK: The Death Benefit before subtraction of outstanding loans, if any, minus the Accumulation Value.

                    NET PREMIUM PAYMENT: The portion of a Premium Payment, after deduction of 5.0% for the premium load, available for allocation to the Fixed Account and the Variable Account Sub-Accounts.

                    OWNER. The Owner on the Date of Issue will be the person designated in the Policy Specifications as having all ownership rights under the Policy; includes the Certificate Owner under a group policy. If no person is designated as Owner, the Insured will be the Owner.

                    PLANNED PREMIUMS: The amount of premium the Policy Owner chooses to pay Lincoln Life on a scheduled basis. This is the amount for which Lincoln Life sends a premium reminder notice.

                    POLICY: The life insurance contract described in this Prospectus, i.e., either an individual Policy or a Certificate evidencing the Owner's participation in a group policy, under which flexible premium payments are permitted and the death benefit and contract values may vary with the investment performance of the funding option(s) selected.

                    POLICY YEAR: Each twelve-month period, beginning on the Issue Date, during which the Policy is in effect.

                    PREMIUM PAYMENT: A premium payment made under the Policy.

                    RIGHT-TO-EXAMINE PERIOD: The period of time following the issuance of the Policy during which the Owner may return the Policy and receive a refund of premiums paid, the latest of
                    (a) 10 days after the Policy is received, unless otherwise stipulated by state law requirements, (b) 10 days after Lincoln Life mails or personally delivers a Notice of Withdrawal Right to the Owner, or (c) 45 days after the application for the Policy is signed.

                    SETTLEMENT OPTION(S): Several ways in which the Beneficiary may receive a Death Benefit, or in which the Owner may choose to receive payments upon surrender of the Policy.

                    SUB-ACCOUNT: That portion of the Variable Account which is invested in shares of a specific Fund.

                    SURRENDER CHARGE: The amount retained by Lincoln Life upon the full surrender of the Policy.

                    SURRENDER VALUE: The amount a Policy Owner can receive in cash by surrendering the Policy. This equals the Net Accumulation Value minus the applicable Surrender Charge. All of the Surrender Value may be applied to one or more of the Settlement Options.

                    VALUATION DAY: Every day on which Accumulation Units are valued; any day on which the New York Stock Exchange is open, except any day on which trading on the Exchange is restricted, or on which an emergency exists, as determined by the Securities and Exchange Commission, so that valuation or disposal of securities is not practicable.

                    VALUATION PERIOD: The period of time beginning on the day following a Valuation Day and ending on the next Valuation Day. A Valuation Period may be more than one day in length.

                    VARIABLE ACCOUNT: Lincoln Life Flexible Premium Variable Account M. Consists of all Sub-Accounts invested in shares of the Funds. Variable Account assets are kept separate from the general assets of Lincoln Life and are not chargeable with the general liabilities of Lincoln Life.

                    VARIABLE ACCOUNT VALUE: The portion of the Accumulation Value attributable to the Variable Account.

HIGHLIGHTS
                    The Policy is a flexible premium variable life insurance policy. Its values may be accumulated on a fixed or variable basis or a combination of fixed and variable bases. The Policy's provisions may vary in some states.
INITIAL CHOICES
TO BE MADE
                    When purchasing a Policy, the Owner makes three important choices:

                    1) Selecting one of the two Death Benefit Options;
                    2) Selecting the amount of Premium Payments to make; and
                    3) Selecting how Net Premium Payments will be allocated
                       among the available funding options.
LEVEL OR VARYING
DEATH BENEFIT
                    At the time of purchase, the Policy Owner (also called the "Owner" in this Prospectus) must choose between the two Death Benefit Options. The amount payable under either option will be determined as of the date of the Insured's death. Under the level Death Benefit Option, the Death Benefit will be the greater of the Specified Amount, or the Corridor Death Benefit. Under the varying Death Benefit Option, the Death Benefit will be the greater of the Specified Amount plus the Accumulation Value, or the Corridor Death Benefit (See "Death Benefit").

                    The Policy also offers a Guaranteed Initial Death Benefit Provision which ensures that for the first five Policy Years the Death Benefit will not be less than the Initial Specified Amount, regardless of market performance, assuming there have been no loans or surrenders, even if the Surrender Value is insufficient to cover the current Monthly Deductions (See "Guaranteed Death Benefit Provision").
AMOUNT OF
PREMIUM PAYMENT
                    At the time of purchase, the Policy Owner must also choose the amount of premium to be paid. The Owner may vary Premium Payments to some extent and still keep the Policy in force. Premium reminder notices will be sent for Planned Premiums and for premiums required to continue this Policy in force. If the Policy lapses it may be reinstated (See "Reinstatement of a Lapsed Policy"). Premium Payments are refundable during the Right-to-Examine Period.
SELECTION OF
FUNDING
VEHICLE(S)
                    The Policy Owner must choose how to allocate Net Premium Payments. Net Premium Payments allocated to the Variable Account may be allocated to one or more Sub-Accounts of the Variable Account, each of which invests in shares of a particular Fund. The Initial Premium Payment will not be allocated to the Variable Account until three days following the expiration of the Right-to-Examine Period (see "Short-Term Right to Cancel the Policy"). The Fixed Account may also be elected as an allocation option. Allocations to any Sub-Account or to the Fixed Account must be in whole percentages. No allocation can be made which would result in a Sub-Account Value of less than $50 or a Fixed Account value of less than $2,500. Further, at this time, no more than

                    18 Sub-Accounts may be opened during the life of the Policy. Lincoln Life may expand this number at a future date. The variable portion of a Policy is supported by the Fund(s) selected as funding vehicle(s). The portion of the Variable Account Value attributable to a particular Fund through the Sub-Account of the Variable Account is not guaranteed and will vary with the investment performance of that Fund.
CHARGES
AND FEES
                    There is a 5.0% premium load on all Premium Payments.

                    Monthly deductions are made for the Cost of Insurance and any riders.

                    Monthly deductions ($15 per month during the first Policy Year and, currently, $5 per month thereafter) are also made for administrative expenses.

                    Daily deductions from Variable Account Value are made for the mortality and expense risk, currently at the annual rate of .80% during the first twelve Policy Years and .55% thereafter.

                    Investment results for each Sub-Account are affected by each Fund's daily charge for management fees; these charges vary by Fund and are shown at pages 10-11 of this Prospectus.

                    A transaction fee of $25 is imposed for each partial surrender and for certain transfers in excess of 12 per Policy Year.

                    A surrender charge will be deducted upon full surrender of a Policy within the first ten Policy Years or within ten years after an increase in Specified Amount.

                    Interest is charged on Policy loans. The net interest spread (the amount by which interest charged exceeds interest credited) is currently 1% per year in the first ten Policy Years and .25% per year thereafter.

                    Lincoln Life may derive a profit from its charges.

LINCOLN LIFE
                    THE LINCOLN NATIONAL LIFE INSURANCE COMPANY. Lincoln Life is a stock life insurance company incorporated under the laws of Indiana on June 12, 1905. Lincoln Life is principally engaged in offering individual life insurance policies and annuity contracts, and ranks among the largest United States stock life insurance companies in terms of assets and life insurance in force. Lincoln Life is also one of the leading life reinsurers in the United States. Lincoln Life is licensed in all states (except New York) and the District of Columbia, Guam, and the Commonwealth of the Northern Mariana Islands.

                    Lincoln Life is wholly owned by Lincoln National Corporation ("LNC"), a publicly held insurance holding company incorporated under Indiana law on January 5, 1968. The principal office of Lincoln Life is located at 1300 South Clinton Street, Fort Wayne, Indiana 46802. The principal office of Lincoln National Corp. is located at 200 East Berry Street, Fort Wayne, Ind. 46802. Through subsidiaries, LNC engages primarily in the issuance of health-life insurance and annuities, property-casualty insurance, and other financial services.

                    Lincoln Life markets the Policies through independent insurance brokers, general agents, and registered representatives of broker-dealers which are members of the National Association of Securities Dealers, Inc.

                    Lincoln Life, in common with other insurance companies, is subject to regulation and supervision by the regulatory authorities of the states in which it is licensed to do business. A license from the state insurance department is a prerequisite to the transaction of insurance business in that state. In general, all states have statutory administrative powers. Such regulation relates, among other things, to licensing of insurers and their agents, the approval of policy forms, the methods of computing reserves, the form and content of statutory financial statements, the amount of policyholders' and stockholders' dividends, and the type of distribution of investments permitted. Additional protection is provided in the form of a blanket fidelity bond which covers directors and employees of Lincoln Life. The bond, which was issued by Fidelity and Deposit Co. of Maryland, provides $25,000,000 of coverage.

THE VARIABLE ACCOUNT
                    Lincoln Life Flexible Premium Variable Life Account M was established pursuant to a December 2, 1997 resolution of the Board of Directors of Lincoln Life. Under Indiana insurance law, the income, gains or losses of the Variable Account are credited without regard to the other income, gains or losses of Lincoln Life. Lincoln Life serves as the custodian of the assets of the Variable Account. These assets are held for the Policies. Although the assets maintained in the Variable Account equal to its reserves and other liabilities will not be charged with any liabilities arising out of any other business conducted by Lincoln Life, all obligations arising under the Policies are general corporate liabilities of Lincoln Life. Any and all distributions made by the Funds with respect to shares held by the Variable Account will be reinvested in additional shares at net asset value. Deductions and surrenders from the Variable Account will, in effect, be made by surrendering shares of the Funds at net asset value. On each Valuation Day of each Fund, the Variable Account purchases or redeems Fund shares based on a netting of all transactions for that day. Shares of the Funds held in the Variable Account are held by Lincoln Life through an open account system, which makes unnecessary the issuance and delivery of stock certificates.

                    The Variable Account is registered with the Securities and Exchange Commission ("Commission") as a unit investment trust under the Investment Company Act of 1940 ("1940 Act"). Such registration does not involve supervision of the Variable Account or Lincoln Life's management or investment practices or policies by the Commission. Lincoln Life does not guarantee the Variable Account's investment performance.

                    Lincoln Life has several other separate accounts registered as unit investment trusts with the Commission for the purpose of funding the variable annuity contracts and variable life insurance policies of Lincoln Life.
THE FUNDS
                    Each of the nineteen Sub-Accounts of the Variable Account is invested solely in the shares of one of the nineteen Funds available as funding vehicles under the Policies. Each of the Funds is a series of one of seven entities, all Massachusetts business trusts, except for AIM Variable Insurance Funds, Inc., a Maryland corporation. Each such entity is registered as an open-end, diversified management investment company under the 1940 Act. These entities are collectively referred to herein as the "Trusts."

                    The seven Trusts and their Investment advisers and distributors are:

                        AIM Variable Insurance Funds, Inc. ("AIM V.I. Fund"), managed by A I M Advisors, Inc., and distributed by A I M Distributors, Inc., 11 Greenway Plaza, Suite 100, Houston, TX 77046-1173;

                        CIGNA Variable Products Group ("CIGNA Group"), managed by CIGNA Investments, Inc., and distributed by CIGNA Financial Advisors, Inc., 900 Cottage Grove Road, Hartford, CT 06152;

                        Variable Insurance Products Fund ("Fidelity VIP"), and Variable Insurance Products Fund II ("Fidelity VIP II"), managed by Fidelity Management & Research
                        Company and distributed by Fidelity Distributors Corporation, 82 Devonshire Street, Boston, MA 02103;

                        MFS-Registered Trademark- Variable Insurance Trust ("MFS Trust"), managed by Massachusetts Financial Services Company and distributed by MFS Fund Distributors, Inc., 500 Boylston Street, Boston, MA 02116;

                        Templeton Variable Products Series Fund ("Templeton Trust"), managed by Templeton Investment Counsel, Inc. and its Templeton and Franklin affiliates and distributed by Franklin/Templeton Distributors, Inc., 700 Central Avenue, St. Petersburg, FL 33701;

                        OCC Accumulation Trust ("OCC Trust") (formerly Quest for Value Accumulation Trust), managed by OpCap Advisors (formerly Quest for Value Advisors) and distributed by OCC Distributors (formerly Quest for Value Distributors), One World Financial Center, New York, NY 10281.

                    Four Funds of AIM V.I. Fund are available under the
                    Policies:

                        AIM V.I. Capital Appreciation Fund;
                        AIM V.I. Diversified Income Fund;
                        AIM V.I. Growth Fund;
                        AIM V.I. Value Fund.

                    Two Funds of CIGNA GROUP are available under the Policies:

                        CIGNA VP Money Market Fund;

                        CIGNA VP S&P 500 Index Fund.

                    One Fund of FIDELITY VIP is available under the Policies:

                        Equity-Income Portfolio ("Fidelity VIP Equity-Income Portfolio").

                    Two Funds of FIDELITY VIP II are available under the
                    Policies:

                        Asset Manager Portfolio ("Fidelity VIP II Asset Manager
                    Portfolio");
                        Investment Grade Bond Portfolio ("Fidelity VIP II
                    Investment Grade Bond Portfolio").

                    Four Funds of MFS Trust are available under the Policies:

                        MFS Emerging Growth Series;
                        MFS Total Return Series;
                        MFS Utilities Series;
                        MFS World Governments Series.

                    Three Funds of TEMPLETON Trust are available under the
                    Policies:

                        Templeton Asset Allocation Fund: Class 1;
                        Templeton International Fund: Class 1;
                        Templeton Stock Fund: Class 1.

                    Three Funds of OCC Trust are available under the Policies:

                        Global Equity Portfolio;
                        Managed Portfolio;
                        Small Cap Portfolio.

                    The investment advisory fees charged the Funds by their advisers are shown on pages 11 and 12 of this Prospectus.

                    There follows a brief description of the investment objective and program of each Fund. There can be no assurance that any of the stated investment objectives will be achieved.

                    AIM V.I. CAPITAL APPRECIATION FUND (Small Cap Stocks): Seeks to provide capital appreciation through investments in common stocks, with emphasis on medium-sized and smaller emerging growth companies.

                    AIM V.I. DIVERSIFIED INCOME FUND (Fixed Income - Intermediate Term Bonds): Seeks to achieve a high level of current income primarily by investing in a diversified portfolio of foreign and U.S. government and corporate debt securities, including lower rated high yield debt securities (commonly known as "junk bonds").

                    AIM V.I. GROWTH FUND (Large Cap Stocks): Seeks to provide growth of capital through investments primarily in common stocks of leading U.S. companies considered by its adviser to have strong earnings momentum.

                    AIM V.I. VALUE FUND (Large Cap Stocks): Seeks to achieve long-term growth of capital by investing primarily in equity securities judged by its adviser to be undervalued relative to the current or projected earnings of the companies issuing the securities, or relative to current market values of assets owned by the companies issuing the securities or relative to the equity markets generally. Income is a secondary objective.

                    CIGNA VP MONEY MARKET FUND (Money Market): Seeks to provide as high a level of current income as is consistent with the preservation of capital and liquidity and the maintenance of a stable $1.00 per share net asset value by investing in short-term money market instruments.

                    CIGNA VP S&P 500 INDEX FUND (Large Cap Stocks): Seeks to achieve its objective of long-term growth of capital by attempting to replicate the composition and total return, reduced by fund expenses, of the Standard and Poor's 500 Composite Stock Price Index.

                    FIDELITY VIP II ASSET MANAGER PORTFOLIO (Balanced or Total Return): Seeks high total return with reduced risk over the long-term by allocating its assets among domestic and foreign stocks, bonds and short-term fixed-income instruments.

                    FIDELITY VIP II INVESTMENT GRADE BOND PORTFOLIO (Fixed Income - Intermediate Term Bonds): Seeks as high a level of current income as is consistent with the preservation of capital by investing in a broad range of investment-grade fixed-income securities.

                    FIDELITY VIP EQUITY-INCOME PORTFOLIO (Large Cap Stocks):
                    Seeks reasonable income by investing primarily in income-producing equity securities, with some potential for capital appreciation, seeking a yield that exceeds the composite yield on the securities comprising the Standard and Poor's Composite Index of 500 Stocks.

                    MFS EMERGING GROWTH SERIES (Large Cap Stocks): Seeks to provide long-term growth of capital by investing primarily in common stocks of foreign and domestic issuers.

                    MFS TOTAL RETURN SERIES (Balanced or Total Return): Seeks primarily to obtain above-average income (compared to a portfolio invested entirely in equity securities) consistent with the prudent employment of capital, and secondarily to provide a reasonable opportunity for growth of capital and income.

                    MFS UTILITIES SERIES (Specialty): Seeks capital growth and current income (income above that available from a portfolio invested entirely in equity securities) by investing, under normal circumstances, at least 65% of its assets in equity and debt securities of utility companies.

                    MFS WORLD GOVERNMENTS SERIES (International Fixed Income):
                    Seeks not only preservation, but also growth, of capital together with moderate current income through a professionally managed, internationally diversified portfolio consisting primarily of debt securities and to a lesser extent equity securities.

                    TEMPLETON ASSET ALLOCATION FUND (Balanced or Total Return):
                    Seeks a high level of total return through a flexible policy of investing in stocks of companies in any nation, debt securities of companies and governments of any nation, and in money market instruments. Assets are allocated among different investments depending upon worldwide market and economic conditions.

                    TEMPLETON INTERNATIONAL FUND (International Stocks): Seeks long-term capital growth through a flexible policy of investing in stocks and debt obligations of companies and governments outside the United States.

                    TEMPLETON STOCK FUND (Global Stocks): Seeks capital growth through a policy of investing primarily in common stocks issued by companies, large and small, in various nations throughout the world, including the U.S.

                    OCC GLOBAL EQUITY PORTFOLIO (International Stocks): Seeks long-term capital appreciation through a global investment strategy primarily involving equity securities.

                    OCC MANAGED PORTFOLIO (Balanced or Total Return): Seeks growth of capital over time through investment in a portfolio of common stocks, bonds and cash equivalents, the percentage of which will vary based on management's assessments of relative investment values.

                    OCC SMALL CAP PORTFOLIO (Small Cap Stocks): Seeks capital appreciation through investments in a diversified portfolio of equity securities of companies with market capitalizations of under $1 billion.

                    The AIM Diversified Income Fund, Fidelity VIP Equity-Income Portfolio, Fidelity VIP II Asset Manager Portfolio, MFS Total Return Series, MFS Utilities Series, MFS World Governments Series, OCC Global Equity Portfolio, OCC Managed Portfolio, OCC Small Cap Portfolio, Templeton Asset Allocation Fund, Templeton International Fund and

                    Templeton Stock Fund portfolios may invest in non-investment grade, high yield, high-risk debt securities (commonly referred to as "junk bonds"), as detailed in the individual Fund prospectuses.

                    There is no assurance that the investment objective of any of the Funds will be met. A Policy Owner bears the complete investment risk for Accumulation Values allocated to a Sub-Account. Each of the Sub-Accounts involves inherent investment risk, and such risk varies significantly among the Sub-Accounts. Policy Owners should read each Fund's prospectus carefully and understand the Funds' relative degrees of risk before making or changing investment choices. Additional Funds may, from time to time, be made available as investments to underlie the Policies. However, the right to make such selections will be limited by the terms and conditions imposed on such transactions by Lincoln Life (See "Premium Payments").

                    Required premium levels will vary based on market performance. In a prolonged market downturn, affecting all Sub-Accounts, additional Premium Payments may be necessary to maintain the level of coverage or to avoid lapsing of the Policy. Review of periodic contract statements is strongly suggested to determine appropriate premium requirements.

                    SUBSTITUTION OF SECURITIES

                    If the shares of any Fund should no longer be available for investment by the Variable Account or if, in the judgment of Lincoln Life, further investment in such shares should become inappropriate in view of the purpose of the investment objectives of the Policies or in view of legal, regulatory or federal income tax restrictions, Lincoln Life may substitute shares of another Fund. No substitution of securities in any Sub-Account may take place without prior approval of the Commission and under such requirements as it may impose.

                    VOTING RIGHTS

                    In accordance with its view of present applicable law, Lincoln Life will vote the shares of each Fund held in the Variable Account at special meetings of the shareholders of the particular Series Fund in accordance with written instructions received from persons having the voting interest in the Variable Account. Lincoln Life will vote shares for which it has not received instructions, as well as shares attributable to it, in the same proportion as it votes shares for which it has received instructions. The Series Funds do not hold regular meetings of shareholders.

                    The number of shares which a person has a right to vote will be determined as of a date to be chosen by the appropriate Series Fund not more than sixty (60) days prior to the meeting of the particular Series Fund. Voting instructions will be solicited by written communication at least fourteen
                    (14) days prior to the meeting.

                    The Funds' shares are issued and redeemed only in connection with variable annuity contracts and variable life insurance policies issued through separate accounts of Lincoln Life and other life insurance companies. The Series Funds do not foresee any disadvantage to Policy Owners arising out of the fact that shares may be made available to separate accounts which are used in connection with both variable annuity and variable life insurance products. Nevertheless, the Series Funds' Boards intend to monitor events in order to identify any material irreconcilable conflicts which may possibly arise and to determine what action, if any, should be taken in response thereto. If such a conflict were to occur, one of the separate accounts might withdraw its investment in a Fund. This might force a Fund to sell portfolio securities at disadvantageous prices.

                    FUND PARTICIPATION AGREEMENTS

                    With respect to a Trust, the adviser and/or the distributor, or an affiliate thereof, may compensate Lincoln Life (or an affiliate) for administration, distribution, or other services. It is anticipated that such compensation would be based on assets of the particular Trust attributable to the Policies along with certain other variable contracts issued or administered by Lincoln Life (or an affiliate).

DEATH BENEFIT

                    DEATH BENEFIT OPTIONS

                    Two different Death Benefit Options are available. The amount payable under either option will be determined as of the date of the Insured's death.

                    Under OPTION 1 the Death Benefit will be the greater of the Specified Amount (a minimum of $100,000 as of the date of this Prospectus), or the applicable percentage (the "Corridor Percentage") of the Accumulation Value required to maintain the Policy as a "life insurance contract" for tax purposes (the "Corridor Death Benefit"). The Corridor Percentage is 250% through the Insured's age 40 and decreases in accordance with the table in "Payment of Death Benefit" to 100% at the Insured's age 95. Option 1 provides a level Death Benefit until the Corridor Death Benefit exceeds the Specified Amount.

                    Under OPTION 2 the Death Benefit will be the greater of the Specified Amount (a minimum of $100,000 as of the date of this Prospectus), plus the Accumulation Value, or the Corridor Death Benefit. Option 2 provides a varying Death Benefit which increases or decreases over time, depending on the amount of premium paid and the investment performance of the underlying funding options chosen.

                    Under both Option 1 and Option 2, the proceeds payable upon death will be the Death Benefit, reduced by partial surrenders and by the amount necessary to repay any loans in full. Option 1 will be in effect unless Option 2 has been elected in the application for the Policy or unless a change has been allowed.

                    CHANGES IN DEATH BENEFIT OPTION

                    A Death Benefit Option change will be allowed upon the Owner's written request to Lincoln Life's Administrative Office in form satisfactory to Lincoln Life, subject to the following conditions:

                     - The change will take effect on the Monthly Anniversary
                       Day or on the next Valuation Day following the date of receipt of the request.

                     - There will be no change in the Surrender Charge, and
                       evidence of insurability may be required.

                     - No change in the Death Benefit Option may reduce the
                       Specified Amount below $100,000.

                     - For changes from Option 1 to Option 2, the new Specified
                       Amount will equal the Specified Amount less the Accumulation Value at the time of the change.

                     - For changes from Option 2 to Option 1, the new Specified
                       Amount will equal the Specified Amount plus the Accumulation Value at the time of the change.

                    GUARANTEED DEATH BENEFIT PROVISION

                    The Guaranteed Death Benefit Provision assures that, as long as the Guaranteed Initial Death Benefit Premium is paid, the Death Benefit will not be less than the Initial

                    Specified Amount during the first five Policy Years even if the Surrender Value is insufficient to cover the current Monthly Deductions, assuming there have been no loans or partial surrenders.

                    Changes in Initial Specified Amount, partial surrenders, and Death Benefit Option changes during the first five Policy Years may affect the Guaranteed Death Benefit Premium. These events and loans may also affect the Policy's ability to remain in force.

                    PAYMENT OF DEATH BENEFIT

                    The Death Benefit under the Policy will be paid in a lump sum within seven days after receipt at Lincoln Life's Administrative Office of due proof of the Insured's death (a certified copy of the death certificate), unless the Owner or the Beneficiary has elected that it be paid under one or more of the Settlement Options (See "Settlement Options"). Payment of the Death Benefit may be delayed if the Policy is being contested.

                    While the Insured is living, the Owner may elect a Settlement Option for the Beneficiary and deem it irrevocable, and may revoke or change a prior election. The Beneficiary may make or change an election within 90 days of the death of the Insured, unless the Owner has made an irrevocable election.

                    All or a part of the Death Benefit may be applied under one or more of the Settlement Options, or such other options as Lincoln Life may make available in the future.

                    If the Policy is assigned as collateral security, Lincoln Life will pay any amount due the assignee in one lump sum. Any excess Death Benefit due will be paid as elected.

                    The Death Benefit under the Policy at any point in time must be at least the following "Corridor Percentage" of the Accumulation Value based on the Insured's attained age:

                     INSURED'S     CORRIDOR       INSURED'S      CORRIDOR
                    ATTAINED AGE  PERCENTAGE    ATTAINED AGE    PERCENTAGE
                    ------------  -----------   -------------   -----------
                        0-40          250%            70            115%
                         41           243             71            113
                         42           236             72            111
                         43           229             73            109
                         44           222             74            107
                                    -----            ---          -----
                         45           215             75            105
                         46           209             76            105
                         47           203             77            105
                         48           197             78            105
                         49           191             79            105
                                    -----            ---          -----
                         50           185             80            105
                         51           178             81            105
                         52           171             82            105
                         53           164             83            105
                         54           157             84            105
                                    -----            ---          -----
                         55           150             85            105
                         56           146             86            105
                         57           142             87            105
                         58           138             88            105
                         59           134             89            105
                                    -----            ---          -----
                         60           130             90            105
                         61           128             91            104
                         62           126             92            103
                         63           124             93            102

                     INSURED'S     CORRIDOR       INSURED'S      CORRIDOR
                    ATTAINED AGE  PERCENTAGE    ATTAINED AGE    PERCENTAGE
                    ------------  -----------   -------------   -----------
                         64           122             94            101
                                    -----            ---          -----
                         65           120             95            100
                         66           119             96            100
                         67           118             97            100
                         68           117             98            100
                         69           116             99            100
                                    -----            ---          -----

                    CHANGES IN SPECIFIED AMOUNT

                    Changes in the Specified Amount of a Policy can be made by submitting a written request to Lincoln Life's Administrative Office in form satisfactory to Lincoln Life.

                    Changes in the Specified Amount are subject to the following conditions:

                     - Satisfactory evidence of insurability and a supplemental application may be required for an increase in the Specified Amount.

                     - An increase in the Specified Amount will increase the
                       Surrender Charge.

                     - As of the date of this Prospectus, the minimum allowable increase in Specified Amount is $1,000.

                     - No decrease may reduce the Specified Amount to less than
                       $100,000.

                     - No decrease may reduce the Specified Amount below the
                       minimum required to maintain the Policy's status under the Code as a life insurance policy.

                    Decreases in Specified Amount will be effective on the Monthly Anniversary Day on or next following receipt of the request at our Servicing Office, if all requirements have been met. Decreases in Specified Amount will be applied to reduce existing Specified Amount in the following order: first, the most recent increase in Specified Amount; then, the next most recent increases in Specified Amount successively; and finally, against the Specified Amount provided at issue.

                    Inceases in Specified Amount, if approved by Lincoln Life and provided the Insured is living, will be effective on (i) the Monthly Anniversary Day on or next following receipt of the request at our Servicing Office and (ii) the deduction from the Accumulation Value of the first month's cost of insurance for the increase. If the Specified Amount is increased, a new Surrender Charge applies within ten years following any increase in Specified Amount. (See "Charges; Fees -- Surrender Charge".)

PREMIUM PAYMENTS; TRANSFERS

                    PREMIUM PAYMENTS

                    The Policies provide for flexible premium payments. Premium Payments are payable in the frequency and in the amount selected by the Policy Owner. The initial Premium Payment is due on the Issue Date and is payable in advance. The minimum payment is the amount necessary to maintain a positive Surrender Value or Guaranteed Minimum Death Benefit. Each subsequent Premium Payment must be at least $100. Lincoln Life reserves the right to decline any application or Premium Payment.

                    After the initial Premium Payment, all Premium Payments must be sent directly to Lincoln Life's Administrative Office and will be deemed received when actually received there.

                    The Policy Owner may elect to increase, decrease or change the frequency of Premium Payments.

                    PLANNED PREMIUMS are Premium Payments scheduled when a Policy is applied for. They can be billed annually, semiannually or quarterly. Pre-authorized automatic monthly check payments may also be arranged.

                    ADDITIONAL PREMIUMS are any Premium Payments made ($100 minimum) in addition to Planned Premiums.

                    GUARANTEED INITIAL DEATH BENEFIT PREMIUM, if paid during each of the first five Policy Years, enables the Policy to remain in force regardless of investment performance, assuming no surrenders or loans during that time. The Guaranteed Initial Death Benefit Premium is stated in the Policy Specifications. An increase in Specified Amount would require a recalculation of the Guaranteed Initial Death Benefit Premium. If this premium is not paid, or there are partial surrenders or loans taken during the first five Policy Years, the Policy will lapse during the first five Policy Years if the Surrender Value is less than the next Monthly Deduction, just as it would after the first five Policy Years at any time the Surrender Value is less than the next Monthly Deduction.

                    Payment of Planned Premiums or Additional Premiums in any amount will not, except as noted above, guarantee that the Policy will remain in force. Conversely, failure to pay Planned Premiums or Additional Premiums will not necessarily cause a Policy to lapse (See "Guaranteed Death Benefit Provision").

                    PREMIUM INCREASES. At any time, the Owner may increase Planned Premiums, or pay Additional Premiums, but:

                     - Evidence of insurability may be required if the
                       Additional Premium or the new Planned Premium during the current Policy Year would increase the difference between the Death Benefit and the Accumulation Value. If satisfactory evidence of insurability is requested and not provided, the increase in premium will be refunded without interest and without participation of such amounts in any underlying funding options.

                     - In no event may the total of all Premium Payments exceed the then-current maximum premium limitations established by federal law for a Policy to qualify as life insurance. If, at any time, a Premium Payment would result in total Premium Payments exceeding such maximum premium limitation, Lincoln Life will only accept that portion of the Premium Payment which will make total premiums equal the maximum. Any part of the Premium Payment in excess of that amount will be returned or applied as otherwise agreed and no further Premium Payments will be accepted until allowed by the then-current maximum premium limitations prescribed by law.

                     - If there is any Policy indebtedness, any additional Net
                       Premium Payments will be used first as a loan repayment with any excess applied as an additional Net Premium Payment.

                    ALLOCATION OF NET PREMIUM PAYMENTS

                    At the time of purchase of the Policy, the Owner must decide how to allocate Net Premium Payments among the Sub-Accounts and the Fixed Account. Allocation to any one Variable Account Sub-Account or to the Fixed Account must be in whole percentages. No allocation can be made which would result in a Sub-Account Value of less than $50 or a Fixed Account value of less than $2,500. Further, at this time, no more than 18 Sub-Accounts may be opened during the life of the Policy. Lincoln Life may expand this number at a future date. For each Variable Account Sub-Account, the Net Premium Payments are converted into Accumulation Units. The number of

                    Accumulation Units credited to the Policy is determined by dividing the Net Premium Payment allocated to the Sub-Account by the value of the Accumulation Unit for the Sub-Account.

                    During the Right-to-Examine Period, the Net Premium Payment will be allocated to the Fixed Account, and interest credited from the Issue Date if the Premium Payment was received on or before the Issue Date. Lincoln Life will allocate the initial Net Premium Payment directly to the Sub-Account(s) selected by the Owner within three days after expiration of the Right-to-Examine Period.

                    Unless Lincoln Life is directed otherwise by the Policy Owner, subsequent Net Premium Payments will be allocated on the same basis as the most recent previous Net Premium Payment. Such allocation will occur as of the next Valuation Period after each payment is received.

                    The allocation for future Net Premium Payments may be changed at any time free of charge. Any new allocation will apply to Premium Payments made more than one week after Lincoln Life receives the notice of the new allocation at its administrative office. Any new allocation is subject to the same requirements as the initial allocation. Lincoln Life may, at its sole discretion, waive minimum premium allocation requirements.

                    TRANSFERS

                    Before the Insured attains age 100, values may, at any time, be transferred ($500 minimum) from one Sub-Account to another or from the Variable Account to the Fixed Account. Within the 30 days after each Policy Anniversary, the Owner may also transfer a portion of the Fixed Account Value to one or more Sub-Accounts, until the Insured attains age 100. Transfers from the Fixed Account are allowed in the 30-day period after a Policy Anniversary and will be effective as of the next Valuation Day after a request is received in good order at Lincoln Life's Administrative Office. The cumulative amount of transfers from the Fixed Account within any such 30-day period cannot exceed 20% of the Fixed Account Value on the most recent Policy Anniversary. Lincoln Life may further limit transfers from the Fixed Account at any time.

                    Subject to the above restrictions, up to 12 transfers may be made in any Policy Year without charge, and any value remaining in the Fixed Account or a Sub-Account after a transfer must be at least $500. Transfers may be made in writing or by telephone unless the Policy Owner has indicated in writing in the application or otherwise that telephone transfers are not to be permitted. To make a telephone transfer, the Policy Owner must call Lincoln Life's Administrative Office and provide, as identification, his or her Policy Number and a requested portion of his or her Social Security number. A customer service representative will then come on the line and, upon ascertaining that telephone transfers are permitted for that Policy, take the transfer request, which will be processed as of the next close of business and confirmed the day after that. Lincoln Life disclaims all liability for losses resulting from unauthorized or fraudulent telephone transactions, but acknowledges that if it does not follow these procedures, which it believes to be reasonable, it may be liable for such losses.

                    Any transfer among the Sub-Accounts or to the Fixed Account will result in the crediting and cancellation of Accumulation Units based on the Accumulation Unit values next determined after a written request is received by Lincoln Life at its Administrative Office. Transfer requests must be received by Lincoln Life at its Administrative Office by the close of the New York Stock Exchange (usually, 4:00 pm ET) on each day the New York Stock Exchange is open, in order to be effective that day. Any transfer made which causes the remaining value of Accumulation Units for a Sub-Account to be less than $500 will result in those remaining Accumulation Units being cancelled and their aggregate value reallocated proportionately among the other funding options chosen.

                    The Policy Owner should carefully consider current market conditions and each Sub-Account's investment policies and related risks before allocating money to the Sub-Accounts. See pages 8-9 and 19-20 of this Prospectus.

                    Lincoln Life, at its sole discretion, may waive minimum balance requirements on the Sub-Accounts.

                    OPTIONAL VARIABLE ACCOUNT SUB-ACCOUNT ALLOCATION PROGRAMS

                    The Owner may elect to enroll in either of the following programs. However, both programs cannot be in effect at the same time.

                    DOLLAR COST AVERAGING

                    Dollar Cost Averaging is a program which, if elected by the Owner, systematically allocates specified dollar amounts from the Money Market Sub-Account or the Fixed Account to one or more of the Contract's Variable Account Sub-Accounts at regular intervals as selected by the Owner. By allocating on a regularly scheduled basis as opposed to allocating the total amount at one particular time, an Owner may be less susceptible to the impact of market fluctuations. Dollar cost averaging will not assure a profit or protect against a declining market.

                    Dollar Cost Averaging may be elected by establishing a Money Market Sub-Account or the Fixed Account value of at least $1,000. The minimum amount per month to allocate is $100 (subject to the 18 Sub-Account limitation described under "Allocation of Net Premium Payments" above). Enrollment in this program may occur at any time by calling Lincoln Life's Administrative Office or by providing the information requested on the Dollar Cost Averaging election form to Lincoln Life, provided that sufficient value is in the Money Market Sub-Account or the Fixed Account. Transfers to the Fixed Account are not permitted under Dollar Cost Averaging. Lincoln Life may, at its sole discretion, waive Dollar Cost Averaging minimum deposit and transfer requirements.

                    Dollar Cost Averaging will terminate when any of the following occurs: (1) the number of designated transfers has been completed; (2) the value of the Money Market Sub-Account or the Fixed Account is insufficient to complete the next transfer; (3) the Owner requests termination by telephone or in writing and such request is received at least one week prior to the next scheduled transfer date to take effect that month; or (4) the Policy is surrendered.

                    There is no current charge for Dollar Cost Averaging but Lincoln Life reserves the right to charge for this program.

                    AUTOMATIC REBALANCING

                    Automatic Rebalancing is an option which, if elected by the Owner on the initial application, or thereafter by calling Lincoln Life's Administrative Office, periodically restores to a pre-determined level the percentage of Policy Value allocated to each Sub-Account (e.g. 20% Money Market, 50% Growth, 30% Utilities). This pre-determined level will be the allocation initially selected on the application, unless subsequently changed. The Automatic Rebalancing allocation may be changed at any time by submitting a written request to Lincoln Life or by calling the Administrative Office.

                    If Automatic Rebalancing is elected, all Net Premium Payments allocated to the Sub-Accounts must be subject to Automatic Rebalancing. The Fixed Account is not available for Automatic Rebalancing.

                    Automatic Rebalancing may take place on either a quarterly, semi-annual or annual basis, as selected by the Owner. Once Automatic Rebalancing is activated, any

                    Sub-Account transfers executed outside of the rebalancing option will terminate the Automatic Rebalancing. Any subsequent premium payment or withdrawal that modifies the net account balance within each Sub-Account may also cause termination of Automatic Rebalancing. Any such termination will be confirmed to the Owner. The Owner may terminate Automatic Rebalancing or re-enroll at any time by calling or writing Lincoln Life's Administrative Office.

                    There is no current charge for Automatic Rebalancing but Lincoln Life reserves the right to charge for this program.

CHARGES; FEES

                    PREMIUM LOAD

                    A deduction of 5.0% of each Premium Payment will be made to cover the premium load. This load represents state taxes and federal income tax liabilities and a portion of the sales expenses incurred by Lincoln Life. The 2.35% portion of this deduction for premium taxes may be higher or lower than the actual tax imposed by the applicable jurisdiction; it is in the mid-range of state premium taxes, which range from 1.75% to 5.0%. Lincoln Life estimates 1.15% of each Premium Payment will be used to meet federal income tax liabilities attributable to the treatment of deferred acquisition costs. The remaining 1.5% of the deduction is for sales expenses.

                    MONTHLY DEDUCTIONS

                    A Monthly Deduction is made from the Net Accumulation Value for administrative expenses. The monthly administrative fee is $15 during the first Policy Year and, currently, $5 during subsequent Policy Years. This charge is for items such as premium billing and collection, policy value calculation, confirmations and periodic reports. For subsequent Policy Years, this monthly fee will never exceed $10.

                    A Monthly Deduction is also made from the Net Accumulation Value for the Cost of Insurance and any charges for supplemental riders. The Cost of Insurance depends on the attained age, risk class and gender classification (in accordance with state law) of the Insured and the current Net Amount at Risk.

                    The Cost of Insurance is determined by dividing the Death Benefit at the previous Monthly Anniversary Day by 1.0032737, subtracting the Accumulation Value at the previous Monthly Anniversary Day, and multiplying the result (the Net Amount at Risk) by the applicable Cost of Insurance Rate as determined by Lincoln Life. The Guaranteed Maximum Cost of Insurance Rates, per $1,000 of Net Amount at Risk, for standard risks are set forth in the following Table based on the 1980 Commissioners Standard Ordinary Mortality Tables, Age Nearest Birthday (1980 CSO); or, for unisex rates, on the 1980 CSO-B Table.

ATTAINED
AGE            MALE      FEMALE     UNISEX
(NEAREST      MONTHLY    MONTHLY    MONTHLY
BIRTHDAY)      RATE       RATE       RATE
-----------  ---------  ---------  ---------
     0         0.34845    0.24089    0.32677
     1         0.08917    0.07251    0.08667
     2         0.08251    0.06750    0.07917
     3         0.08167    0.06584    0.07834
     4         0.07917    0.06417    0.07584

     5         0.07501    0.06334    0.07251
     6         0.07167    0.06084    0.06917
     7         0.06667    0.06000    0.06584
     8         0.06334    0.05834    0.06250
     9         0.06167    0.05750    0.06084

ATTAINED
AGE            MALE      FEMALE     UNISEX
(NEAREST      MONTHLY    MONTHLY    MONTHLY
BIRTHDAY)      RATE       RATE       RATE
-----------  ---------  ---------  ---------

    10         0.06084    0.05667    0.06000
    11         0.06417    0.05750    0.06250
    12         0.07084    0.06000    0.06917
    13         0.08251    0.06250    0.07834
    14         0.09584    0.06887    0.09001

    15         0.11085    0.07084    0.10334
    16         0.12585    0.07601    0.11585
    17         0.13919    0.07917    0.12752
    18         0.14836    0.08167    0.13502
    19         0.15502    0.08501    0.14085

ATTAINED
AGE            MALE      FEMALE     UNISEX
(NEAREST      MONTHLY    MONTHLY    MONTHLY
BIRTHDAY)      RATE       RATE       RATE
-----------  ---------  ---------  ---------
    20         0.15836    0.08751    0.14502
    21         0.15919    0.08917    0.14585
    22         0.15752    0.09084    0.14419
    23         0.15502    0.09251    0.14252
    24         0.15189    0.09501    0.14085

    25         0.14752    0.09668    0.13752
    26         0.11419    0.09918    0.13585
    27         0.14252    0.10168    0.13418
    28         0.14169    0.10501    0.13418
    29         0.14252    0.10635    0.13585

    30         0.14419    0.11251    0.13752
    31         0.14836    0.11668    0.14169
    32         0.15252    0.12085    0.14585
    33         0.15919    0.12502    0.15252
    34         0.16889    0.13168    0.15919

    35         0.17586    0.13752    0.16836
    36         0.18670    0.14669    0.17837
    37         0.20004    0.15752    0.19170
    38         0.21505    0.17003    0.20588
    39         0.23255    0.18503    0.22338

    40         0.25173    0.20171    0.24173
    41         0.27424    0.22005    0.26340
    42         0.29675    0.23922    0.28508
    43         0.32260    0.25757    0.31010
    44         0.34929    0.27674    0.33428

    45         0.37931    0.29675    0.36263
    46         0.41017    0.31677    0.39182
    47         0.44353    0.33761    0.42268
    48         0.47856    0.36096    0.45437
    49         0.51777    0.38598    0.49107

    50         0.55948    0.41350    0.53028
    51         0.60870    0.44270    0.57533
    52         0.66377    0.47523    0.62539
    53         0.72636    0.51276    0.68297
    54         0.79730    0.55114    0.74722

    55         0.87326    0.59118    0.81566
    56         0.95591    0.63123    0.88996
    57         1.04192    0.66961    0.96593
    58         1.13378    0.70633    1.04609
    59         1.23236    0.74556    1.13211
ATTAINED
AGE            MALE      FEMALE     UNISEX
(NEAREST      MONTHLY    MONTHLY    MONTHLY
BIRTHDAY)      RATE       RATE       RATE
-----------  ---------  ---------  ---------
    60         1.34180    0.78979    1.22817
    61         1.46381    0.84488    1.33511
    62         1.60173    0.91417    1.45796
    63         1.75809    1.00267    1.59922
    64         1.93206    1.10539    1.75725

    65         2.12283    1.21731    1.92955
    66         2.32623    1.33511    2.11195
    67         2.54312    1.45461    2.30614
    68         2.77350    1.57247    2.50878
    69         3.02328    1.69955    2.72909

    70         3.30338    1.84590    2.97466
    71         3.62140    2.02325    3.25640
    72         3.98666    2.24419    3.58279
    73         4.40599    2.51548    3.95978
    74         4.87280    2.83552    4.38330

    75         5.37793    3.19685    4.84334
    76         5.91225    3.59370    5.33245
    77         6.46824    4.01942    5.84227
    78         7.04089    4.47410    6.36948
    79         7.64551    4.97042    6.92851

    80         8.30507    5.52957    7.54229
    81         9.03761    6.17118    8.22883
    82         9.86724    6.91414    9.01216
    83        10.80381    7.77075    9.90124
    84        11.82571    8.72632   10.87533

    85        12.91039    9.76952   11.92213
    86        14.03509   10.89151   13.01471
    87        15.18978   12.08770   14.15507
    88        16.36948   13.35774   15.33494
    89        17.57781   14.70820   16.56493

    90        18.82881   16.15259   17.85746
    91        20.14619   17.71416   19.23699
    92        21.57655   19.43814   20.76665
    93        23.20196   21.40786   22.49837
    94        25.28174   23.63051   24.70915

    95        28.27411   27.16158   27.82758
    96        33.10577   32.32378   32.78845
    97        41.68476   41.21204   41.45783
    98        58.01259   57.81394   57.95663
    99        90.90909   90.90909   90.90909

                    These Monthly Deductions are deducted proportionately from the value of each funding option. This is accomplished for the Sub-Accounts by canceling Accumulation Units and withdrawing the value of the canceled Accumulation Units from each funding option in the same proportion as their respective values have to the Net Accumulation Value. The Monthly Deductions are made on the Monthly Anniversary Day.

                    If the Insured is still living at age 100 and the Policy has not been surrendered, no further Monthly Deductions are taken and any Variable Account Value is transferred to the Fixed Account. The Policy will then remain in force until surrender or the Insured's death.

                    TRANSACTION FEE FOR EXCESS TRANSFERS

                    There will be a $25 transaction fee for each transfer between funding options in excess of 12 during any Policy Year.

                    MORTALITY AND EXPENSE RISK CHARGE AND FUND EXPENSES

The purpose of the following Table is to help purchasers and prospective purchasers understand the costs and expenses that are borne, directly and indirectly, by purchasers assuming that all Net Premium Payments are allocated to the Variable Account. The table reflects expenses of the Variable Account as well as of the individual Funds underlying the Variable Sub-Accounts. The Mortality and Expense Risk Charge shown is the currently charged rate during the first twelve Policy Years. It currently declines to .55% per year thereafter and is guaranteed not to exceed .90% per year.

                                   FEE TABLE

                                                                            CIGNA VP           FIDELITY VARIABLE INSURANCE
                           AIM VARIABLE INSURANCE FUNDS, INC.                GROUP                    PRODUCTS FUNDS
                      ---------------------------------------------  ----------------------  --------------------------------
                        AIM V.L.                                      CIGNA VP     CIGNA      VIP II      VIP I      VIP II
                        CAPITAL      AIM V.I.    AIM V.I.  AIM V.I.    MONEY       VP S&P      ASSET     EQUITY-   INVESTMENT
                      APPRECIATION  DIVERSIFIED   GROWTH    VALUE      MARKET    500 INDEX    MANAGER    INCOME    GRADE BOND
                          FUND      INCOME FUND    FUND      FUND       FUND        FUND     PORTFOLIO  PORTFOLIO  PORTFOLIO
                      ------------  -----------  --------  --------  ----------  ----------  ---------  ---------  ----------
SEPARATE ACCOUNT
 ANNUAL EXPENSES
Mortality and
 Expense Risk
 Charge.............      0.80%        0.80%       0.80%     0.80%     0.80%       0.80%      0.80%      0.80%        0.80%
Total Separate
 Account Annual
 Expenses...........      0.80%        0.80%       0.80%     0.80%     0.80%       0.80%      0.80%      0.80%        0.80%
FUND PORTFOLIO
 ANNUAL EXPENSES
Management Fees.....      0.64%        0.60%       0.65%     0.64%     0.35%       0.25%      0.64%      0.51%        0.45%
Other Expenses......          %            %           %         %         %           %          %          %            %
Total Fund Portfolio
 Annual Expenses....          %            %           %         %         %(1)        %(1)       %(2)       %(2)         %

------------------------
(1) The Funds' investment adviser has voluntarily agreed to waive such portion of its management fee as is necessary to cause the Total Fund Portfolio
    Annual Expenses of the Fund not to exceed   % of the VP Money Market Fund's
    average daily net asset value and   % of the VP S&P 500 Index Fund's average
    daily net asset value. If this is not sufficient to cause the Total Fund Portfolio Annual Expenses of the VP Money Market Fund and VP S&P 500 Index Fund not to exceed the applicable percentage of average daily net asset value, the adviser has agreed to pay such other expenses of those Funds as is necessary to keep Total Fund Portfolio Annual Expenses from exceeding the applicable percentage. This arrangement will continue in effect until May 1, 1998, and afterwards to the extent described in the Funds' then current prospectus. To the extent management fees are waived by the adviser, or expenses of a Fund are paid by the adviser, the total return to shareholders will increase. Total return to shareholders will decrease to the extent management fees are no longer waived or expenses of a Fund are no longer
    paid. Total Fund Portfolio Annual Expenses would have been    % and    % for
    VP Money Market and VP S&P 500 Index Fund, respectively, prior to reimbursement by the adviser.

(2) A portion of the brokerage commissions that certain funds paid was used to reduce funds expenses. In addition, certain funds have entered into arrangements with their custodian and transfer agent whereby interest earned on uninvested cash balances was used to reduce custodian and transfer agent expenses. Including these reductions, Total Fund Portfolio Annual Expenses
    would have been    % for the VIP II Asset Manager Portfolio and    % for the
    VIP Equity-Income Portfolio.

The table does not reflect the monthly deductions for the cost of insurance and any riders, nor does it reflect the monthly deduction of $15 during the first Policy Year, and currently, $5 thereafter for administrative expenses. The information set forth should be considered together with the information provided in this Prospectus under the heading "Charges and Fees", and in each Fund's Prospectus. All expenses are expressed as a percentage of average account value.

                                                                 TEMPLETON VARIABLE PRODUCTS
                                                                         SERIES FUNDS
                        MFS VARIABLE INSURANCE TRUST         ------------------------------------
                  -----------------------------------------  TEMPLETON                                 OCC ACCUMULATION TRUST
                    MFS       MFS                              ASSET       TEMPLETON    TEMPLETON  -------------------------------
                  EMERGING   TOTAL      MFS      MFS WORLD   ALLOCATION  INTERNATIONAL    STOCK     GLOBAL
                   GROWTH   RETURN   UTILITIES  GOVERNMENTS     FUND         FUND         FUND      EQUITY     MANAGED   SMALL CAP
                   SERIES   SERIES    SERIES      SERIES      CLASS 1       CLASS 1      CLASS 1   PORTFOLIO  PORTFOLIO  PORTFOLIO
                  --------  -------  ---------  -----------  ----------  -------------  ---------  ---------  ---------  ---------
SEPARATE ACCOUNT
 ANNUAL EXPENSES
Mortality and
 Expense Risk
 Charge.........   0.80%    0.80%      0.80%       0.80%        0.80%        0.80%        0.80%     0.80%      0.80%       0.80%
Total Separate
 Account Annual
 Expenses.......   0.80%    0.80%      0.80%       0.80%        0.80%        0.80%        0.80%     0.80%      0.80%       0.80%
FUND PORTFOLIO
 ANNUAL EXPENSES
Management
 Fees...........   0.75%    0.75%      0.75%       0.75%        0.61%        0.70%        0.70%     0.80%      0.80%       0.80%
Other
 Expenses.......       %(4)     %(4)       %(4)        %(4)         %            %            %         %          %           %
Total Fund
 Portfolio
 Annual
 Expenses.......       %(3)     %(3)       %(3)        %(3)         %(5)         %(5)         %(5)      %(6)       %(6)        %(6)

------------------------
(3) The Adviser has agreed to bear expenses for each Series, subject to reimbursement by each Series, such that each Series' "Other Expenses" shall
     not exceed    % of the average daily net assets of the Series during the current fiscal year. Otherwise, "Other Expenses" for the Emerging Growth Series, Total Return Series, Utilities Series and World Government Series
     would be    %,    %,    % and    % respectively, and "Total Fund Portfolio
     Annual Expenses" would be    %,    %,    %, and    % respectively, for
     these Series. See "Information Concerning Shares of Each Series--Expenses."

(4) Each Series has an expense offset arrangement which reduces the Series' custodian fee based upon the amount of cash maintained by the Series with its custodian and dividend disbursing agent, and may enter into other such arrangements and directed brokerage arrangements (which would also have the effect of reducing the Series' expenses). Any such fee reductions are not reflected under "Other Expenses".

(5) Management Fees and Total Fund Portfolio Annual Expenses have been restated to reflect the management fee schedule approved by shareholders effective May 1, 1997. See fund prospectus for details. Actual fees and annual expenses before May 1, 1997 were lower.

(6) The annual expenses of OCC Accumulation Trust Portfolios (the "Portfolios") as of December 31, 1996 have been restated to reflect new management fee and expense limitation arrangements in effect as of May 1, 1996. Additionally, Other Expenses are shown gross of certain expense offsets afforded the Portfolios which effectively lowered overall custody expenses. Effective May 1, 1996, the expenses of the Portfolios were contractually limited by OpCap Advisors so that their respective annualized operating
     expenses (net of any expense offsets) do not exceed    % of their
     respective average daily net assets. Furthermore, through December 31, 1998, the annualized operating expenses of the Managed and Small Cap Portfolios will be voluntarily limited by OpCap Advisors so that annualized operating expenses (net of any expense offsets) of these Portfolios do not exceed 1.00% of their respective average daily net assets. Without such contractual and voluntary expense limitations and without giving effect to any expense offsets, the Management Fees, Other Expenses and Total Portfolio Annual Expenses incurred for the fiscal year ended December 31,
     1997 would have been:    %,    % and    %, respectively, for the Global
     Equity Portfolio;    %,    % and    %, respectively, for the Managed
     Portfolio; and    %,    % and    %, respectively, for the Small Cap
     Portfolio.

                    SURRENDER CHARGE

                    Upon surrender of a Policy, a surrender charge may apply, as described below. This charge is in part a deferred sales charge and in part a recovery of certain first year administrative costs. (See "Appendix 1 -- Illustration of Surrender Charges".)

                    The initial Surrender Charge, as specified in the Policy, is based on the Initial Specified Amount and the amount of Premium Payments during the first two Policy Years. Once determined, the Surrender Charge will remain the same dollar amount during the third through fifth Policy Years. Thereafter, it declines monthly at a rate of 20% per year so that after the end of the tenth Policy Year (assuming no increases in the Specified Amount) the Surrender Charge will be zero. Thus, the Surrender Charge at the end of the sixth Policy Year would be 80% of the Surrender Charge at the end of the fifth Policy Year, at the end of the seventh Policy Year would be 60% of the Surrender Charge at the end of the fifth Policy Year, and so forth. However, in no event will the Surrender Charge exceed the maximum allowed by state or federal law.

                    If the Specified Amount is increased, a new Surrender Charge will be applicable, in addition to any existing Surrender Charge. The Surrender Charge applicable to the increase would be equal to the Surrender Charge on a new policy whose Specified Amount was equal to the amount of the increase. As of the date of this Prospectus, the minimum allowable increase in Specified Amount is $1,000. Lincoln Life may change this at any time.

                    If the Specified Amount is decreased while the Surrender Charge applies, the Surrender Charge will remain the same.

                    No Surrender Charge is imposed on a partial surrender, but an administrative fee of $25 is imposed, allocated pro-rata among the Sub-Accounts (and, where applicable, the Fixed Account) from which the partial surrender proceeds are taken unless the Owner instructs Lincoln Life otherwise.

                    The portion of the Surrender Charge applied to reimburse Lincoln Life for sales and promotional expense is at most 28.5% of the sum of Premium Payments in the first two Policy Years up to one Guideline Annual Premium, plus 8.5% of Premium Payments in the first two Policy Years between one and two times one Guideline Annual Premium plus 7.5% of Premium Payments in the first two Policy Years in excess of two times one Guideline Annual Premium. The portion applicable to administrative expense is $6.00 per $1,000 of Initial Specified Amount. Under certain circumstances involving the payment of very large premiums during the first two Policy Years, a lesser portion of the Surrender Charge will be applied to reimburse Lincoln Life for sales and promotional expense, if and to the extent required by state law. Any surrenders may result in tax implications. (See "Tax Matters".)

                    Based on its actuarial determination, Lincoln Life does not anticipate that the Surrender Charge will cover all sales and administrative expenses which Lincoln Life will incur in connection with the Policy. Any such shortfall, including but not limited to payment of sales and distribution expenses, would be available for recovery from the General Account of Lincoln Life, which supports insurance and annuity obligations.

THE FIXED ACCOUNT

                    Premium Payments allocated to the Fixed Account become part of Lincoln Life's General Account, and do not participate in the investment experience of the Variable Account. The General Account is subject to regulation and supervision by the Indiana Insurance Department as well as the insurance laws and regulations of the jurisdictions in which the Policies are distributed.

                    IN RELIANCE ON CERTAIN EXEMPTIONS, EXCLUSIONS AND RULES, LINCOLN LIFE HAS NOT REGISTERED INTERESTS IN THE FIXED ACCOUNT AS A SECURITY UNDER THE SECURITIES ACT OF 1933 AND HAS NOT REGISTERED THE GENERAL ACCOUNT AS AN INVESTMENT COMPANY UNDER THE 1940 ACT. ACCORDINGLY, NEITHER THE GENERAL ACCOUNT NOR ANY INTERESTS THEREIN ARE SUBJECT TO REGULATION UNDER THE 1933 ACT OR THE 1940 ACT. LINCOLN LIFE HAS BEEN ADVISED THAT THE STAFF OF THE SEC HAS NOT MADE A REVIEW OF THE DISCLOSURES WHICH ARE INCLUDED IN THIS PROSPECTUS WHICH RELATE TO OUR GENERAL ACCOUNT AND TO THE FIXED ACCOUNT UNDER THE CONTRACT. THESE DISCLOSURES, HOWEVER, MAY BE SUBJECT TO CERTAIN GENERALLY APPLICABLE PROVISIONS OF THE FEDERAL SECURITIES LAWS RELATING TO THE ACCURACY AND COMPLETENESS OF STATEMENTS MADE IN PROSPECTUSES. THIS PROSPECTUS IS GENERALLY INTENDED TO SERVE AS A DISCLOSURE DOCUMENT ONLY FOR ASPECTS OF THE POLICY INVOLVING THE VARIABLE ACCOUNT, AND THEREFORE CONTAINS ONLY SELECTED INFORMATION REGARDING THE FIXED ACCOUNT. COMPLETE DETAILS REGARDING THE FIXED ACCOUNT ARE IN THE POLICY.

                    Premium Payments allocated to the Fixed Account are guaranteed to be credited with a minimum interest rate, specified in the Policy, of at least 4.0%. Interest in excess of 4.0% may be credited in our sole discretion. Such interest rate will be established on a prospective basis in Lincoln Life's sole discretion and may vary by the Policy issue year and duration. Lincoln Life may vary the way in which it credits interest to the Fixed Account from time to time.

                    ANY INTEREST IN EXCESS OF 4.0% WILL BE DECLARED IN ADVANCE IN LINCOLN LIFE'S SOLE DISCRETION. POLICY OWNERS BEAR THE RISK THAT NO INTEREST IN EXCESS OF 4.0% WILL BE DECLARED.

POLICY VALUES

                    ACCUMULATION VALUE

                    Once a Policy has been issued, each Net Premium Payment allocated to a Sub-Account of the Variable Account is credited in the form of Accumulation Units, representing the Fund in which assets of that Sub-Account are invested. Each Net Premium Payment will be credited to the Policy as of the end of the Valuation Period in which it is received at Lincoln Life's Administrative Office (or portion thereof allocated to a particular Sub-Account). The number of Accumulation Units credited is determined by dividing the Net Premium Payment by the value of an Accumulation Unit next computed after receipt. Since each Sub-Account has a unique Accumulation Unit value, a Policy Owner who has elected a combination of funding options will have Accumulation Units credited from more than one source.

                    The Accumulation Value of a Policy is determined by: (a) multiplying the total number of Accumulation Units credited to the Policy for each applicable Sub-Account by its appropriate current Accumulation Unit value; (b) if a combination of Sub-Accounts is elected, totaling the resulting values; and (c) adding any values attributable to the General Account (i.e., the Fixed Account Value and the Loan Account Value).

                    The number of Accumulation Units credited to a Policy will not be changed by any subsequent change in the value of an Accumulation Unit. Such value may vary from Valuation Period to Valuation Period to reflect the investment experience of the Fund used in a particular Sub-Account.

                    The Fixed Account Value reflects amounts allocated to the General Account through payment of premiums or transfers from the Variable Account. The Fixed Account Value is guaranteed; however, there is no assurance that the Variable Account Value of the Policy will equal or exceed the Net Premium Payments allocated to the Variable Account.

                    Each Policy Owner will be advised at least annually as to the number of Accumulation Units which remain credited to the Policy, the current Accumulation Unit values, the Variable Account Value, the Fixed Account Value and the Loan Account Value.

                    Accumulation Value will be affected by Monthly Deductions.

                    VARIABLE ACCUMULATION UNIT VALUE

                    The Accumulation Unit value for each Sub-Account was or will be arbitrarily established at the inception of the Sub-Account. It may increase or decrease from Valuation Period to Valuation Period. The Accumulation Unit value for a Sub-Account for any later Valuation Period is determined as follows:
                       (1)The total value of Fund shares held in the Sub-Account
                          is calculated by multiplying the number of Fund shares owned by the Sub-Account at the beginning of the Valuation Period by the net asset value per share of the Fund at the end of the Valuation Period, and adding any dividend or other distribution of the Fund if an ex-dividend date occurs during the Valuation Period; minus
                       (2)The liabilities of the Sub-Account at the end of the
                          Valuation Period; such liabilities include daily charges imposed on the Sub-Account, and may include a charge or credit with respect to any taxes paid or reserved for by Lincoln Life that Lincoln Life determines result from the operations of the Variable Account; and
                       (3)The result of (2) is divided by the number of
                          Sub-Account units outstanding at the beginning of the Valuation Period.

                    The daily charges imposed on a Sub-Account for any Valuation Period are equal to the daily mortality and expense risk charge multiplied by the number of calendar days in the Valuation Period.

                    SURRENDER VALUE

                    The Surrender Value of a Policy is the amount the Owner can receive in cash by surrendering the Policy. All or part of the Surrender Value may be applied to one or more of the Settlement Options. See "Surrender Charge."

SURRENDERS

                    PARTIAL SURRENDERS

                    A partial surrender may be made at any time by written request to Lincoln Life's Administrative Office during the lifetime of the Insured and while the Policy is in force. Such request may also be made by telephone if telephone transfers have been previously authorized in writing. A $25 transaction fee is charged.

                    The amount of a partial surrender may not exceed 90% of the Surrender Value at the end of the Valuation Period in which the election becomes or would become effective, and may not be less than $500.

                    For an Option 1 Policy (See "Death Benefit"): A partial surrender will reduce the Accumulation Value, Death Benefit, and Specified Amount. The Specified Amount and Accumulation Value will be reduced by equal amounts and will reduce any past increases in the reverse order in which they occurred.

                    For an Option 2 Policy (See "Death Benefit"): A partial surrender will reduce the Accumulation Value and the Death Benefit, but it will not reduce the Specified Amount.

                    The Specified Amount remaining in force after a partial surrender may not be less than $100,000. Any request for a partial surrender that would reduce the Specified Amount below this amount will not be granted. In addition, if, following the partial surrender and the corresponding decrease in the Specified Amount, the Policy would not comply with the maximum premium limitations required by federal tax law, the decrease may be limited to the extent necessary to meet the federal tax law requirements.

                    If, at the time of a partial surrender, the Net Accumulation Value is attributable to more than one funding option, the $25 transaction charge and the amount paid upon the surrender will be taken proportionately from the values in each funding option, unless the Policy Owner and Lincoln Life agree otherwise.

                    FULL SURRENDERS

                    A full surrender may be made at any time. Lincoln Life will pay the Surrender Value next computed after receiving the Owner's written request at Lincoln Life's Administrative Office in a form satisfactory to Lincoln Life. Payment of any amount from the Variable Account on a full surrender will usually be made within seven calendar days thereafter. All coverage under the Policy will automatically terminate if the Owner makes a full surrender.

                    DEFERRAL OF PAYMENT AND TRANSFERS

                    Payment of loans or of the surrendered amount from the Variable Account may be postponed when the New York Stock Exchange is closed and for such other periods as the Commission may require. Payment or transfer from the Fixed Account may be deferred up to six months at Lincoln Life's option. If Lincoln Life exercises its right to defer such payment or transfer interest will be added as required by law.

LAPSE AND REINSTATEMENT

                    LAPSE OF A POLICY; EFFECT OF GUARANTEED DEATH BENEFIT PROVISION

                    A Policy will not lapse during the five-year period after its Issue Date regardless of investment performance if, on each Monthly Anniversary Day within that period the sum of premiums paid equals or exceeds the required amount of the Guaranteed Initial Death Benefit Premium for that period, assuming there have been no loans or partial surrenders. If there have been any loans or partial surrenders, the Policy may lapse unless there is sufficient Surrender Value to cover the Monthly Deduction.

                    After the five-year period expires, and depending on the investment performance of the funding options, the Accumulation Value may be insufficient to keep this Policy in force, and payment of an additional premium may be necessary.

                    A lapse occurs, and all coverage under the Policy automatically terminates, if a Monthly Deduction is greater than the Surrender Value and no payment to cover the Monthly Deduction is made within the Grace Period. Lincoln Life will send the Owner a lapse notice at least 31 days before the Grace Period expires.

                    REINSTATEMENT OF A LAPSED POLICY

                    The Owner can apply for reinstatement at any time during the Insured's lifetime if the Policy was not surrendered for cash. To reinstate a Policy, Lincoln Life will require satisfactory evidence of insurability and an amount sufficient to pay for the current Monthly Deduction plus two additional Monthly Deductions.

                    If the Policy is reinstated within five years of the Issue Date, all values including the Loan Account Value will be reinstated to the point they were on the date of lapse. However, the Guaranteed Initial Death Benefit Option will not be reinstated.

                    If the Policy is reinstated after five years following the Issue Date, it will be reinstated on the Monthly Anniversary Day following Lincoln Life approval. The Accumulation Value at reinstatement will be the Net Premium Payment then made less the Monthly Deduction due that day.

                    If the Surrender Value is not sufficient to cover the full Surrender Charge at the time of lapse, the remaining portion of the Surrender Charge will also be reinstated at the time of Policy reinstatement.

POLICY LOANS

                    A Policy loan requires that a loan agreement be executed and that the Policy be assigned to Lincoln Life. The loan may be for any amount up to 100% of the Surrender Value; however, Lincoln Life may limit the amount of such loan so that total Policy indebtedness will not exceed 90% of an amount equal to the Accumulation Value less the Surrender Charge which would be imposed on a full surrender. The minimum loan amount is $500. The amount of a loan, together with subsequent accrued but not paid interest on the loan, becomes part of the Loan Account Value. If Policy values are held in more than one funding option, withdrawals from each funding option will be made in proportion to the assets in each funding option at the time of the loan for transfer to the Loan Account, unless Lincoln Life is instructed otherwise in writing at its Administrative Office.

                    Interest on loans will accrue at an annual rate of 8%, and net loan interest (interest charged less interest credited as described below) is payable once a year in arrears on each anniversary of the loan, or earlier upon full surrender or other payment of proceeds of a Policy. Any interest not paid when due becomes part of the loan and the net interest will be withdrawn proportionately from the values in each funding option.

                    Lincoln Life will credit interest on the Loan Account Value. During the first ten Policy Years, Lincoln Life's current practice is that interest will be credited at an annual rate equal to the interest rate charged on the loan minus 1% (guaranteed not to exceed 2%). Beginning with the eleventh Policy Year, Lincoln Life's current practice is that interest will be credited at an annual rate equal to the interest rate charged on the loan, less .25% annually (guaranteed not to exceed 1%). In no case will the annual credited interest rate be less than 6% in each of the first ten Policy Years and 7% thereafter.

                    Repayments on the loan will be allocated among the funding options according to current Net Premium Payment allocations. The Loan Account Value will be reduced by the amount of any loan repayment.

                    A Policy loan, whether or not repaid, will affect the proceeds payable upon the Insured's death and the Accumulation Value because the investment results of the Variable Account or the Fixed Account will apply only to the non-loaned portion of the Accumulation Value. The longer a loan is outstanding, the greater the effect is likely to be. Depending on the investment results of the Variable Account or the Fixed Account while the loan is outstanding, the effect could be favorable or unfavorable.

                    If at any time the total indebtedness against the Policy, including interest accrued but not due, equals or exceeds the then current Accumulation Value less surrender charge, the Policy will terminate without Value subject to the conditions in the Grace Period provision.

                    If a Policy lapses while a loan is outstanding, adverse tax consequences may result.

SETTLEMENT OPTIONS

                    Proceeds in the form of Settlement Options are payable by Lincoln Life at the Beneficiary's election upon the Insured's death, or while the Insured is alive upon election by the Owner of one of the Settlement Options.

                    A written request may be made to elect, change, or revoke a Settlement Option before payments begin under any Settlement Option. This request must be in form satisfactory to Lincoln Life, and will take effect upon its receipt at Lincoln Life's Administrative Office. The first payment under the Settlement Option selected will become payable on the date proceeds are settled under the option. Payments after the first payment will be made on the first day of each month. Once payments have begun, the Policy cannot be surrendered and neither the payee nor the Settlement Option may be changed.

                    FIRST OPTION -- Payments for the lifetime of the payee.

                    SECOND OPTION -- Payments for the lifetime of the payee, guaranteed for 60, 120, 180, or 240 months;

                    THIRD OPTION -- Payment for a stated number of years, at least five but no more than thirty;

                    FOURTH OPTION -- Payment of interest annually on the sum left with Lincoln Life at a rate of at least 3% per year, and upon the payee's death the amount on deposit will be paid.

                    ADDITIONAL OPTIONS -- Policy proceeds may also be settled under any other method of settlement offered by Lincoln Life at the time the request is made.

OTHER POLICY PROVISIONS

                    ISSUANCE

                    A Policy may only be issued upon receipt of satisfactory evidence of insurability, and generally only where the Insured is below the age of 80.

                    EFFECTIVE DATE OF COVERAGE

                    The effective date of this Policy will be the Issue Date, provided the initial premium has been paid while the Insured is alive and prior to any change in the health and insurability of the Insured as represented in the application.

                    SHORT-TERM RIGHT TO CANCEL THE POLICY

                    A Policy may be returned for cancellation and a full refund of premium within 10 days after the Policy is received, unless otherwise stipulated by state law requirements, within 10 days after Lincoln Life mails or personally delivers a Notice of Withdrawal Right to the Owner, or within 45 days after the application for the Policy is signed, whichever occurs latest. The Initial Premium Payment made when the Policy is issued will be held in the Fixed Account and not allocated to the Variable Account even if the Policy Owner may have so directed until three business days following the expiration of the Right-to-Examine Period. If the Policy is returned for cancellation in a timely fashion, the refund of premiums paid, without interest, will usually occur within seven days of notice of cancellation, although a refund of premiums paid by check may be delayed until the check clears.

                    POLICY OWNER

                    While the Insured is living, all rights in this Policy are vested in the Policy Owner named in the application or as subsequently changed, subject to assignment, if any.

                    The Policy Owner may name a new Policy Owner while the Insured is living. Any such change in ownership must be in a written form satisfactory to Lincoln Life and recorded at its Administrative Office. Once recorded, the change will be effective as of the date signed; however, the change will not affect any payment made or action taken by Lincoln Life before it was recorded. Lincoln Life may require that the Policy be submitted for endorsement before making a change.

                    If the Policy Owner is other than the Insured, names no contingent Policy Owner and dies before the Insured, the Policy Owner's rights in this Policy belong to the Policy Owner's estate.

                    BENEFICIARY

                    The Beneficiary(ies) shall be as named in the application or as subsequently changed, subject to assignment, if any.

                    The Policy Owner may name a new Beneficiary while the Insured is living. Any change must be in a written form satisfactory to Lincoln Life and recorded at its Administrative Office. Once recorded, the change will be effective as of the date signed; however, the change will not affect any payment made or action taken by Lincoln Life before it was recorded.

                    If any Beneficiary predeceases the Insured, that Beneficiary's interest passes to any surviving Beneficiary(ies), unless otherwise provided. Multiple Beneficiaries will be paid in equal shares, unless otherwise provided. If no named Beneficiary survives the Insured, the death proceeds shall be paid to the Policy Owner or the Policy Owner's executor(s), administrator(s) or assigns.

                    ASSIGNMENT

                    While the Insured is living, the Policy Owner may assign his or her rights in the Policy. The assignment must be in writing, signed by the Policy Owner and recorded at Lincoln Life's Administrative Office. No assignment will affect any payment made or action taken by Lincoln Life before it was recorded. Lincoln Life is not responsible for any assignment not submitted for recording, nor is Lincoln Life responsible for the sufficiency or validity of any assignment. The assignment will be subject to any indebtedness owed to Lincoln Life before it was recorded.

                    RIGHT TO EXCHANGE FOR A FIXED BENEFIT POLICY

                    The Policy Owner may, within the first two Policy Years, exchange the Policy for a permanent life insurance policy then being offered by Lincoln Life. The benefits for the new policy will not vary with the investment experience of a separate account. The exchange must be elected within 24 months from the Issue Date. No evidence of insurability will be required.

                    The Policy Owner, the Insured and the Beneficiary under the new policy will be the same as those under the exchanged Policy on the effective date of the exchange. The Accumulation Value under the new Policy will be equal to the Accumulation Value under the old Policy on the date the exchange request is received. The new policy will have a Death Benefit on the exchange date not more than the Death Benefit of the original Policy immediately prior to the exchange date. If the Accumulation Value is insufficient to support the Death Benefit, the Policy Owner will be required to make additional Premium Payments in order to effect the exchange. The new policy will have the same Issue Date and Issue Age as the original Policy. The initial Specified Amount and any increases in Specified Amount will have the same rate class as those of the original Policy. Any indebtedness may be transferred to the new policy.

                    The exchange may be subject to an equitable adjustment in rates and values to reflect variances, if any, in the rates and values between the two Policies. After adjustment, if any excess is owed the Policy Owner, Lincoln Life will pay the excess to the Policy Owner in cash. The exchange may be subject to federal income tax withholding.

                    INCONTESTABILITY

                    Lincoln Life will not contest payment of the death proceeds based on the Initial Specified Amount after the Policy has been in force during the Insured's lifetime for two years from the Issue Date. For any increase in Specified Amount requiring evidence of insurability, Lincoln Life will not contest payment of the death proceeds based on such an increase after it has been in force during the Insured's lifetime for two years from its effective date.

                    MISSTATEMENT OF AGE OR SEX

                    If the age or sex of the Insured has been misstated, the affected benefits will be adjusted. The amount of the Death Benefit will be 1. multiplied by 2. and then the result added to 3. where:

                    1. is the Net Amount at Risk at the time of the Insured's
                       death;

                    2. is the ratio of the monthly cost of insurance applied in the policy month of death to the monthly cost of insurance that should have been applied at the true age and sex in the policy month of death; and

                    3. is the Accumulation Value at the time of the Insured's
                       death.

                    SUICIDE

                    If the Insured dies by suicide, while sane or insane, within two years from the Issue Date, Lincoln Life will pay no more than the sum of the premiums paid, less any indebtedness and the amount of any partial surrenders. If the Insured dies by suicide, while sane or insane, within two years from the date an application is accepted for an increase in the Specified Amount, Lincoln Life will pay no more than a refund of the monthly charges for the cost of such additional benefit.

                    NONPARTICIPATING POLICIES

                    These are nonparticipating Policies on which no dividends are payable. These Policies do not share in the profits or surplus earnings of Lincoln Life.

TAX MATTERS

                    POLICY PROCEEDS

                    Section 7702 of the Code provides that if certain tests are met, a Policy will be treated as a life insurance policy for federal tax purposes. Lincoln Life will monitor compliance with these tests. Lincoln Life reserves the right to make changes in this Policy or to make distributions from the Policy to the extent it deems necessary, in its sole discretion, to continue to qualify this Policy as life insurance. The Policy should thus receive the same federal income tax treatment as fixed benefit life insurance. As a result, the death proceeds payable under a Policy are excludable from gross income of the Beneficiary under Section 101 of the Code.

                    Section 7702A of the Code defines modified endowment contracts as those policies issued or materially changed on or after June 21, 1988 on which the total premiums paid during the first seven years exceed the amount that would have been paid if the policy provided for paid up benefits after seven level annual premiums. The Code provides for taxation of surrenders, partial surrenders, loans, collateral assignments and other pre-death distributions from modified endowment contracts in the same way annuities are taxed. Modified endowment contract distributions are defined by the Code as amounts not received as an annuity and are taxable to the extent the cash value of the policy exceeds, at the time of distribution, the premiums paid into the policy. A 10% tax penalty generally applies to the taxable portion of such distributions unless the Policy Owner is over age 59 1/2 or disabled.

                    It may not be advantageous to replace existing insurance with Policies described in this Prospectus. It may also be disadvantageous to purchase a Policy to obtain additional insurance protection if the purchaser already owns another variable life insurance policy.

                    The Policies offered by this Prospectus may or may not be issued as modified endowment contracts. Lincoln Life will monitor premiums paid and will notify the Policy Owner when the Policy's non-modified endowment contract status is in jeopardy. If a Policy is not a modified endowment contract, a cash distribution during the first 15 years after a Policy is issued which causes a reduction in death benefits may still become fully or partially taxable to the Owner pursuant to Section 7702(f)(7) of the Code. The Policy Owner should carefully consider this potential effect and seek further information before initiating any changes in the terms of the Policy. Under certain conditions, a Policy may become a modified endowment contract as a result of a material change or a reduction in benefits as defined by
                    Section 7702A(c) of the Code.

                    In addition to meeting the tests required under Section 7702 and Section 7702A, Section 817(h) of the Code requires that the investments of separate accounts such as the Variable Account be adequately diversified. Regulations issued by the Secretary of the Treasury set the standards for measuring the adequacy of this diversification. A variable life insurance policy that is not adequately diversified under these regulations would not be treated as life insurance under Section 7702 of the Code. To be adequately diversified, each Sub-Account of the Variable Account must meet certain tests. Lincoln Life believes the Variable Account investments meet the applicable diversification standards.

                    Should the Secretary of the Treasury issue additional rules or regulations limiting the number of funds, transfers between funds, exchanges of funds or changes in investment objectives of funds such that the Policy would no longer qualify as life insurance under Section 7702 of the Code, Lincoln Life will take whatever steps are available to remain in compliance.

                    Lincoln Life will monitor compliance with these regulations and, to the extent necessary, will change the objectives or assets of the Sub-Account investments to remain in compliance.

                    A total surrender or termination of the Policy by lapse may have adverse tax consequences. If the amount received by the Policy Owner plus total Policy indebtedness exceeds the premiums paid into the Policy, the excess will generally be treated as taxable income, regardless of whether or not the Policy is a modified endowment contract.

                    Federal estate and state and local estate, inheritance and other tax consequences of ownership or receipt of Policy proceeds depend on the circumstances of each Policy Owner or Beneficiary.

                    TAXATION OF LINCOLN LIFE

                    Lincoln Life is taxed as a life insurance company under the Code. Since the Variable Account is not a separate entity from Lincoln Life and its operations form a part of Lincoln Life, it will not be taxed separately as a "regulated investment company" under Sub-chapter M of the Code. Investment income and realized capital gains on the assets of the Variable Account are reinvested and taken into account in determining the value of Accumulation Units.

                    Lincoln Life does not initially expect to incur any Federal income tax liability that would be chargeable to the Variable Account. Based upon these expectations, no charge is currently being made against the Variable Account for federal income taxes. If, however, Lincoln Life determines that on a separate company basis such taxes may be incurred, it reserves the right to assess a charge for such taxes against the Variable Account.

                    Lincoln Life may also incur state and local taxes in addition to premium taxes in several states. At present, these taxes are not significant. If they increase, however, additional charges for such taxes may be made.

                    SECTION 848 CHARGES

                    The 5.0% premium load is assessed to cover state taxes, federal income tax liabilities and a portion of the sales expenses incurred by Lincoln Life. This load is made up of 2.35% for state taxes, 1.15% for the additional federal income tax burden under Section 848 of the Code relating to the tax treatment of deferred acquisition costs and a 1.5% sales load.

                    OTHER CONSIDERATIONS

                    The foregoing discussion is general and is not intended as tax advice. Counsel and other competent advisers should be consulted for more complete information. This discussion is based on Lincoln Life's understanding of Federal income tax laws as they are currently interpreted by the Internal Revenue Service. No representation is made as to the likelihood of continuation of these current laws and interpretations.

OTHER MATTERS

                    DIRECTORS AND OFFICERS OF THE COMPANY

     NAME, ADDRESS AND
POSITION(S) WITH REGISTRANT             PRINCIPAL OCCUPATIONS LAST FIVE YEARS
----------------------------  ---------------------------------------------------------
NANCY J. ALFORD               Vice President [4/96-present], (formerly Second Vice
VICE PRESIDENT                President [1/90-4/96]), Lincoln National Life Insurance
                              Co.

ROLAND C. BAKER               President [1/95-present], First Penn-Pacific Life
VICE PRESIDENT AND DIRECTOR   Insurance Co. Formerly: Chairman and CFO [7/88-1/95],
1801 S. Meyers Road           Baker, Ralish, Shipley & Politzer, Inc.
Oakbrook Terrace, Ill. 60181

     NAME, ADDRESS AND
POSITION(S) WITH REGISTRANT             PRINCIPAL OCCUPATIONS LAST FIVE YEARS
----------------------------  ---------------------------------------------------------
JON A. BOSCIA                 President and Chief Executive Officer [10/96-present]
PRESIDENT, DIRECTOR AND       (formerly Chief Operating Officer [5/94-10/96]), Lincoln
CHIEF EXECUTIVE OFFICER       National Life Insurance Co. Formerly: President
                              [7/91-5/94] Lincoln Investment Management Inc.

C. LAWRENCE EDRIS             Vice President [3/94-Present] (formerly Senior Vice
VICE PRESIDENT                President [11/87-3/94]), Lincoln National Life Insurance
                              Co.

MELANIE T. HALL               Vice President [1/96-Present] (formerly Second Vice
VICE PRESIDENT                President [6/95-1/96]), Lincoln National Life Insurance
                              Co. Formerly: Assistant Vice President [1/95-6/95], LNC
                              Equity Sales Corporation, Assistant Vice President
                              [12/93-1/95], Lincoln Investment Management, Inc.;
                              Assistant Vice President [12/92-12/93], Lincoln National
                              Life Insurance Co.

J. MICHAEL HEMP               President [11/96-Present], Lincoln Financial Advisors
VICE PRESIDENT                Corp.; Vice President [10/95-Present], Lincoln National
                              Life Insurance Co. Formerly: Regional Chief Executive
                              Officer [11/79-10/95], Lincoln Dallas RMO.

JACK D. HUNTER                Executive Vice President [5/86-Present] and General
EXECUTIVE VICE PRESIDENT,     Counsel [3/75-Present], Lincoln National Corporation and
GENERAL COUNSEL AND DIRECTOR  Executive Vice President [8/86-Present] and General
200 East Berry Street         Counsel [3/75-Present], The Lincoln National Life
Fort Wayne, Ind. 46802        Insurance Co.

STEPHEN H. LEWIS              Senior Vice President, [5/94-present] Lincoln National
VICE PRESIDENT                Life Insurance Co. Formerly: President [2/85-5/94], First
                              Penn-Pacific Life Insurance Co.

H. THOMAS MCMEEKIN            President [5/94-present], Lincoln Investment Management,
DIRECTOR                      Inc. (formerly Executive Vice President [2/92-11/92],
200 East Berry Street         Senior Vice President [11/87-2/92]; Executive Vice
Fort Wayne, Ind. 46802        President [5/94-Present], Lincoln National Corporation
                              (formerly Senior Vice President [11/92-5/94])

IAN M. ROLLAND                Chairman [1/92-present], Chief Executive Officer
DIRECTOR                      [5/77-present] and President [12/75-1/92], Lincoln
200 East Berry Street         National Corp. Formerly: Chairman [1/92-5/94], Chief
Fort Wayne, Ind. 46802        Executive Officer [7/77-5/94] and President [3/83-1/93],
                              Lincoln National Life Insurance Co.

ARTHUR S. ROSS                Vice President [8/91-present], Lincoln National Life
VICE PRESIDENT                Insurance Co.

LAWRENCE T. ROWLAND           Executive Vice President [10/96-present] (formerly Senior
EXECUTIVE VICE PRESIDENT AND  Vice President [1/93-10/96], Vice President
DIRECTOR                      [10/91-1/93]), Lincoln National Life Insurance Co.
One Reinsurance Place
1700 Magnavox Way
Fort Wayne, Ind. 46804

     NAME, ADDRESS AND
POSITION(S) WITH REGISTRANT             PRINCIPAL OCCUPATIONS LAST FIVE YEARS
----------------------------  ---------------------------------------------------------
KEITH J. RYAN                 Vice President, Chief Financial Officer and Assistant
VICE PRESIDENT, CHIEF         Treasurer [1/96-present]. Formerly: Controller
FINANCIAL OFFICER AND         [6/95-12/95], Business Controls Director [11/90-6/95],
ASSISTANT TREASURER           Lincoln National Life Insurance Co.

RICHARD C. VAUGHAN            Executive Vice President and Chief Financial Officer
DIRECTOR                      [1/95-present] (formerly Senior Vice President
200 East Berry Street         [6/92-1/95]), Lincoln National Corp.
Fort Wayne, Ind. 46802

MICHAEL R. WALKER             Vice President [1/96-present], Lincoln National Life
VICE PRESIDENT                Insurance Co. Formerly: Vice President [3/96-1/96],
                              Employers Health Insurance Co.; Vice President
                              [7/85-3/93], Baker Hughes, Inc.

ROY V. WASHINGTON             Vice President [7/96-present], Lincoln National Life
VICE PRESIDENT                Insurance Co. (formerly, Associate Counsel [2/95-7/96]).
                              Formerly: Director of Compliance [8/94-2/95], Lincoln
                              Investment Management, Inc.; Compliance Consultant
                              [8/89-8/94], Lincoln National Corp.

MICHAEL L. WRIGHT             Senior Vice President [3/95-present], Lincoln National
SENIOR VICE PRESIDENT         Life Insurance Co. Formerly: Executive Vice President and
                              Chief Operating Officer [11/88-3/95], The Associate
                              Group.

                    DISTRIBUTION OF POLICIES

                    PRINCIPAL UNDERWRITER

                    Lincoln Life intends to offer the Policies in all jurisdictions where it is licensed to do business. Lincoln Life, the principal underwriter for the Policies, is registered with the Securities and Exchange Commission under the Securities Exchange Act of 1934 as a broker-dealer and is a member of the National Association of Securities Dealers. The principal business address of Lincoln Life is 1300 South Clinton Street, Fort Wayne, Indiana 46802.

                    The Policy will be sold by individuals who, in addition to being licensed as life insurance agents for Lincoln Life, are also its registered representatives. Gross first year commissions paid by Lincoln Life, including expense reimbursement allowances, on the sale of these Policies are not more than [ %] of Premium Payments. Gross renewal commissions paid by Lincoln Life will not exceed [ %] of Premium Payments. The local agency receives additional compensation on the first year required premium and all additional premiums, plus a small percentage of Accumulation Values. In some situations, the local agency may elect to share its commission with the registered representative. Selling representatives are also eligible for bonuses and non-cash compensation if certain production levels are reached. All compensation is paid from Lincoln Life's resources, which include certain charges made under the Policy.

                    CHANGES OF INVESTMENT POLICY

                    Lincoln Life may materially change the investment policy of the Variable Account. Lincoln Life must inform the Policy Owners and obtain all necessary regulatory approvals. Any change must be submitted to the various state insurance departments which shall disapprove it if deemed detrimental to the interests of the Policy Owners or if it renders Lincoln Life's operations hazardous to the public. If a Policy Owner objects, the Policy may be converted to a substantially comparable fixed benefit life insurance policy offered by Lincoln Life on the life of the Insured. The Policy Owner has the later of 60 days (6 months in Pennsylvania) from the date of the investment policy change or 60 days (6 months in Pennsylvania) from being informed of such change to make this conversion. Lincoln Life will not require evidence of insurability for this conversion.

                    The new policy will not be affected by the investment experience of any separate account. The new policy will be for an amount of insurance not exceeding the Death Benefit of the Policy converted on the date of such conversion.

                    OTHER CONTRACTS ISSUED BY LINCOLN LIFE

                    Lincoln Life does presently and will, from time to time, offer other variable annuity contracts and variable life insurance policies with benefits which vary in accordance with the investment experience of a separate account of Lincoln Life.

                    STATE REGULATION

                    Lincoln Life is subject to the laws of Indiana governing insurance companies and to regulation by the Indiana Insurance Department. An annual statement in a prescribed form is filed with the Insurance Department each year covering the operation of Lincoln Life for the preceding year and its financial condition as of the end of such year. Regulation by the Insurance Department includes periodic examination to determine Lincoln Life's contract liabilities and reserves so that the Insurance Department may certify the items are correct. Lincoln Life's books and accounts are subject to review by the Insurance Department at all times and a full examination of its operations is conducted periodically by the Indiana Department of Insurance. Such regulation does not, however, involve any supervision of management or investment practices or policies.

                    REPORTS TO POLICY OWNERS

                    Lincoln Life maintains Policy records and will mail to each Policy Owner, at the last known address of record, an annual statement showing the amount of the current Death Benefit, the Accumulation Value, and Surrender Value, premiums paid and monthly charges deducted since the last report, the amounts invested in the Fixed Account and in the Variable Account and in each Sub-Account of the Variable Account, and any Loan Account Value.

                    Policy Owners will also be sent annual reports containing financial statements for the Variable Account and annual and semi-annual reports of the Funds as required by the 1940 Act.

                    In addition, Policy Owners will receive statements of significant transactions, such as changes in Specified Amount, changes in Death Benefit Option, changes in future premium allocation, transfers among Sub-Accounts, Premium Payments, loans, loan repayments, reinstatement and termination.

                    ADVERTISING

                    Lincoln Life is also ranked and rated by independent financial rating services, including Moody's, Standard & Poor's, Duff & Phelps and A.M. Best Company. The purpose of these ratings is to reflect the financial strength or claims-paying ability of Lincoln Life. The ratings are not intended to reflect the investment experience or financial strength of the Variable Account. Lincoln Life may advertise these ratings from time to time. In addition, Lincoln Life may include in certain advertisements, endorsements in the form of a list of organizations, individuals or other parties which recommend Lincoln Life or the Policies. Furthermore, Lincoln Life may occasionally include in advertisements comparisons of currently taxable and tax deferred investment programs, based on selected tax brackets, or discussions of alternative investment vehicles and general economic conditions.

                    LEGAL PROCEEDINGS

                    [To be filed by amendment.]

                    EXPERTS

                    Actuarial opinions have been rendered by               , as
                    stated in the opinion filed as an Exhibit to the Registration Statement given on the authority of as an expert in actuarial matters.

                    The consolidated financial statements of The Lincoln National Life Insurance Company as of December 31, 1997 and 1996 and for each of the three years in the period ended December 31, 1997 included in this Prospectus have been so
                    included in reliance on the report of            LLP,
                    independent accountants, given on the authority of said firm
                    as experts in auditing and accounting.            LLP's
                    consent to this reference to the firm as an "expert" is filed as an exhibit to the registration statement of which this Prospectus is a part.

                    REGISTRATION STATEMENT

                    A Registration Statement has been filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended, with respect to the Policies offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement and amendments thereto and exhibits filed as a part thereof, to all of which reference is hereby made for further information concerning the Variable Account, Lincoln Life, and the Policies offered hereby. Statements contained in this Prospectus as to the content of Policies and other legal instruments are summaries. For a complete statement of the terms thereof, reference is made to such instruments as filed.

                    FINANCIAL STATEMENTS

                    [To be filed by amendment.]

APPENDIX 1

                    ILLUSTRATION OF SURRENDER CHARGES

                    The Surrender Charge is calculated as (a) times (b), where
                    (a) is the sum of (i) a Deferred Sales Charge and (ii) a Deferred Administrative Charge and (b) is the applicable Surrender Charge Grading Factor. If the Specified Amount is increased, a new Surrender Charge will be applicable, in addition to any existing Surrender Charge.

                    Below are examples of Surrender Charge calculations, one involving a level Specified Amount and one involving an increase in the Specified Amount, followed by Definitions and Tables used in the calculations.

                    EXAMPLE 1: A male nonsmoker, age 35, purchases a Policy with a Specified Amount of $100,000 and a scheduled annual premium of $1100. He now wants to surrender the Policy at the end of the sixth Policy Year.

                    The Surrender Charge computed is as follows:

                    Sum of the premiums paid through the end of the second Policy Year = $2200.00

                    Guideline Annual Premium Amount (Male, Age 35, $100,000 Specified Amount) = $1195.63

                    Surrender Charge =

                    (.285X$1195.63) + (.085X($2200-$1195.63)) = $340.75 + $85.37 =       $ 426.12(i)
                    $6.00 per $1000 of Specified Amount                                  $ 600.00(ii)
                                                                                         --------
                                                                                         $1026.12(a)

                    The total Surrender Charge is $1026.12(a), times the surrender charge grading factor,(b): ($1026.12 X 80%) = $820.90.

                    EXAMPLE 2: A female nonsmoker, age 45, purchases a Policy with an Initial Specified Amount of $200,000 and a scheduled annual premium of $1500. She pays the scheduled annual premium for the first five Policy Years. At the start of the sixth Policy Year, she increases the Specified Amount to $250,000 and continues to pay the scheduled annual premium of $1500. She now wants to surrender the Policy at the end of the eighth Policy Year. Separate Surrender Charges must be calculated for the Initial Specified Amount and for the increase in Specified Amount.

                    The Surrender Charges are computed as follows:

                    For the Initial Specified Amount,
                    Sum of the premiums paid through the end of the second Policy Year = $3000.00

                    Guideline Annual Premium Amount (Female, Age 45, $200,000 Specified Amount = $2966.81

                    Surrender Charge for Initial Specified Amount =
                    (.285X$2966.81) +(.085X($3000.00-$2966.81)) = $845.54 + $2.82 =      $ 848.36(i)
                    $6.00 per $1000 of Initial Specified Amount                          $1200.00(ii)
                                                                                         --------
                                                                                         $2048.36(a)

                    The total Surrender Charge for the Initial Specified Amount is $2048.36,(a), times the applicable surrender charge grading factor,(b): ($2048.36 X 40%) = $819.34.

                    For the increase in Specified Amount;
                    Sum of the premiums in the first two years following the increase in Specified Amount, applicable to the increase in Specified Amount =
                    ($1500 X 2) X ($50,000 / $250,000) = $600.00.

                    Guideline Annual Premium Amount (Female, Age 50, $50,000 Specified Amount) = $993.68.

                    Surrender Charge for the increase in Specified Amount =
                    (.285 X $600.00)                                                     $ 171.00(i)
                    $6.00 per $1000 of increase in Specified Amount                      $ 300.00(ii)
                                                                                         --------
                                                                                         $ 471.00(a)

                    The total Surrender Charge for the increase in the Specified Amount is $471.00,(a), times the applicable surrender charge grading factor,(b): ($471.00 X 100%) = $471.00

                    The overall Surrender Charge for the Policy is ($819.34 + $471.00) = $1290.34.

                    DEFINITIONS AND TABLES

                    (a)(i) The Deferred Sales Charge is based on the actual
                           premium paid and the applicable Guideline Annual Premium Amount, and is calculated assuming the following:

                           DURING POLICY YEAR:
                           1 and 2       28.5% of the sum of the premiums
                                         paid up to an amount equal to the
                                         Guideline Annual Premium Amount,*
                                         plus 8.5% of the sum of the
                                         premiums paid between one and two
                                         times the Guideline Annual Premium
                                         Amount, plus 7.5% of the sum of the
                                         premiums paid in excess of two
                                         times the Guideline Annual Premium
                                         Amount.
                           3 through 10  same dollar amount as of the end of
                                         Policy Year 2.

                    In no event will the Deferred Sales Charge exceed the maximum permitted under federal or state law.

                      (ii) The Deferred Administrative Charge is $6.00 per
                           $1,000 of Specified Amount.

                    (b) SURRENDER CHARGE GRADING FACTORS

                    Policy Years**
                    1-5              100%
                    Policy Year 6     80%
                    Policy Year 7     60%
                    Policy Year 8     40%
                    Policy Year 9     20%
                    Policy Year 10     0%

                    If a Surrender Charge becomes effective at other than the end of a Policy Year, any applicable Surrender Charge grading factor will be applied on a pro rata basis as of such effective date.

                     * Guideline Annual Premium Amount is the level annual
                       amount that would be payable through the latest maturity date permitted under the Policy but not less than 20 years after date of issue or (if earlier) age 95 for the future benefits under the Policy, subject to the following provisions: (A) the payments were fixed by the Life Insurer as to both timing and amount; and (B) the payments were based on the 1980 Commissioners Standard Ordinary Mortality Table, net investment earnings at the greater of an annual effective of 5% or rate or rates guaranteed at issue of the policy, the sales load under the policy, and the fees and charges specified in the policy. A new Guideline Annual Premium Amount is determined for each increase in Specified Amount under the policy; in such event, "Policy Years" are measured from the effective date(s) of such increase(s).

                    ** Number of Policy Years elapsed since the Date of Issue or since the effective date(s) of any increase(s) in Specified Amount.

APPENDIX 2

                    ILLUSTRATIONS OF ACCUMULATION VALUES, SURRENDER VALUES, AND DEATH BENEFITS

                    The illustrations in this Prospectus have been prepared to help show how values under the Policies change with investment performance. The illustrations illustrate how Accumulation Values, Surrender Values and Death Benefits under a Policy would vary over time if the hypothetical gross investment rates of return were a uniform annual effective rate of either 0%, 6% or 12%. If the hypothetical gross investment rate of return averages 0%, 6%, or 12% over a period of years, but fluctuates above or below those averages for individual years, the Accumulation Values, Surrender Values and Death Benefits may be different. The illustrations also assume there are no Policy loans or partial surrenders, no additional Premium Payments are made other than shown, no Accumulation Values are allocated to the Fixed Account, and there are no changes in the Specified Amount or Death Benefit Option.

                    The amounts shown for the Accumulation Value, Surrender Value and Death Benefit as of each Policy Anniversary reflect the fact that the net investment return on the assets held in the Sub-Accounts is lower than the gross return. This is due to the daily charges made against the assets of the Sub-Accounts for assuming mortality and expense risks. The current mortality and expense risk charges are equivalent to an annual effective rate of 0.80% of the daily net asset value of the Variable Account. On each Policy Anniversary beginning with the 13th, the mortality and expense risk charge is reduced to 0.55% on an annual basis of the daily net assets of the Variable Account. The mortality and expense risk charge is guaranteed never to exceed an annual effective rate of 0.90%. In addition, the net investment returns also reflect the deduction of Fund investment advisory fees and other expenses which will vary depending on which funding vehicle is chosen but which are assumed for purposes of these illustrations to be equivalent to an annual effective rate
                    of   % of the daily net asset value of the Variable Account.

                    Considering current charges for mortality and expense risks and the assumed Fund expenses, gross annual rates of return of 0%, 6%, and 12% correspond to net investment experience
                    at constant annual rates of   %,   % and   %. On each Policy
                    Anniversary beginning with the 13th, the gross annual rates of return of 0%, 6%, and 12% correspond to net investment
                    experience at constant annual rates of   %,   % and   %.
                    This is due to a reduction, currently in effect, in the mortality and expense risk charge from an annual effective rate of 0.80% to an annual effective rate of 0.55% after twelve Policy Years.

                    Considering guaranteed charges for mortality and expense risks and the assumed Fund expenses, gross annual rates of 0%, 6% and 12% correspond to net investment experience at
                    constant annual rates of   %,   % and   %.

                    The illustrations also reflect the fact that Lincoln Life makes monthly charges for providing insurance protection. Current values reflect current Cost of Insurance charges and guaranteed values reflect the maximum Cost of Insurance charges guaranteed in the Policy. The values shown are for Policies which are issued as standard. Policies issued on a substandard basis would result in lower Accumulation Values and Death Benefits than those illustrated.

                    The illustrations also reflect the fact that Lincoln Life deducts a premium load from each Premium Payment. Current and guaranteed values reflect a deduction of 5.0% of each Premium Payment.

                    The Surrender Values shown in the illustrations reflect the fact that Lincoln Life will deduct a Surrender Charge from the Policy's Accumulation Value for any Policy surrendered in full during the first ten years.

                    In addition, the illustrations reflect the fact that Lincoln Life deducts a monthly administrative charge at the beginning of each Policy Month. This monthly administrative expense charge is $15 per month in the first year. Current values reflect a current monthly administrative expense charge of $5 in renewal years, and guaranteed values reflect the $10 maximum monthly administrative charge under the Policy in renewal years.

                    Upon request, Lincoln Life will furnish a comparable illustration based on the proposed insured's age, gender classification, smoking classification, risk classification and premium payment requested.

                                  FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE
                                  POLICY
                                  MALE    NONSMOKER    ISSUE AGE 45
                                  PREFERRED -- $5,998 ANNUAL PREMIUM
                                  FACE AMOUNT $500,000
                                  DEATH BENEFIT OPTION 1

                                  GUARANTEED BASIS

          PREMIUMS              DEATH BENEFIT               TOTAL ACCUMULATION VALUE               SURRENDER VALUE
         ACCUMULATED     ANNUAL INVESTMENT RETURN OF       ANNUAL INVESTMENT RETURN OF       ANNUAL INVESTMENT RETURN OF
END OF       AT        GROSS 0%   GROSS 6%   GROSS 12%   GROSS 0%   GROSS 6%   GROSS 12%   GROSS 0%   GROSS 6%   GROSS 12%
POLICY   5% INTEREST     NET        NET         NET        NET        NET         NET        NET        NET         NET
 YEAR     PER YEAR      -   %        %           %        -   %        %           %        -   %        %           %
------   -----------   --------   --------   ---------   --------   --------   ---------   --------   --------   ---------

   1         6,298
   2        12,911
   3        19,854
   4        27,145
   5        34,800

   6        42,838
   7        51,278
   8        60,139
   9        69,444
  10        79,214

  15       135,900
  20       208,246
  25       300,580
  30       418,425

All Amounts are in Dollars

                                  If Premiums are paid more frequently than annually, the Death Benefits, Accumulation Values and Surrender Values would be less than those illustrated.

                                  Assumes no policy loans or partial surrenders have been made. Guaranteed cost of insurance rates, mortality and expense risk charges, administrative fees and premium load assumed.

                                  These investment results are illustrative only and should not be considered a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including the Policy Owner's allocations and the Funds' rates of return. Accumulation Values and Surrender Values for a Policy would be different from those shown if the actual investment rates of return averaged 0%, 6% and 12% over a period of years, but fluctuated above or below those averages for individual Policy Years. No representations can be made that these rates of return will in fact be achieved for any one year or sustained over a period of time.

                                  The "Net" percentages in these illustrations
                                  reflect (1) the deduction of guaranteed
                                  mortality and expense risk charges and (2)
                                  assumed Fund total expenses of    % per year.
                                  See "Mortality and Expense Risk Charge and
                                  Fund Expenses" at pages 19-20 of this
                                  Prospectus.

                                  FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE
                                  POLICY
                                  MALE    NONSMOKER    ISSUE AGE 45
                                  PREFERRED -- $5,998 ANNUAL PREMIUM
                                  FACE AMOUNT $500,000
                                  DEATH BENEFIT OPTION 1

                                  CURRENT BASIS

                                DEATH BENEFIT               TOTAL ACCUMULATION VALUE               SURRENDER VALUE
                         ANNUAL INVESTMENT RETURN OF       ANNUAL INVESTMENT RETURN OF       ANNUAL INVESTMENT RETURN OF
                       GROSS 0%   GROSS 6%   GROSS 12%   GROSS 0%   GROSS 6%   GROSS 12%   GROSS 0%   GROSS 6%   GROSS 12%
                         NET        NET         NET        NET        NET         NET        NET        NET         NET
          PREMIUMS      -   %        %           %        -   %        %           %        -   %        %           %
         ACCUMULATED            IN YEARS 1-12                     IN YEARS 1-12                     IN YEARS 1-12
END OF       AT          NET        NET         NET        NET        NET         NET        NET        NET         NET
POLICY   5% INTEREST    -   %        %           %        -   %        %           %        -   %        %           %
 YEAR     PER YEAR          IN YEARS 13 AND AFTER             IN YEARS 13 AND AFTER             IN YEARS 13 AND AFTER
------   -----------   -------------------------------   -------------------------------   -------------------------------

   1         6,298
   2        12,911
   3        19,854
   4        27,145
   5        34,800

   6        42,838
   7        51,278
   8        60,139
   9        69,444
  10        79,214

  15       135,900
  20       208,246
  25       300,580
  30       418,425

All Amounts are in Dollars

                                  If Premiums are paid more frequently than annually, the Death Benefits, Accumulation Values and Surrender Values would be less than those illustrated.

                                  Assumes no policy loans or partial surrenders have been made. Current cost of insurance rates assumed. Current mortality and expense risk charges, administrative fees and premium load assumed.

                                  These investment results are illustrative only and should not be considered a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including the Policy Owner's allocations and the Funds' rates of return. Accumulation Values and Surrender Values for a Policy would be different from those shown if the actual investment rates of return averaged 0%, 6% and 12% over a period of years, but fluctuated above or below those averages for individual Policy Years. No representations can be made that these rates of return will in fact be achieved for any one year or sustained over a period of time.

                                  The "Net" percentages in these illustrations
                                  reflect (1) the deduction of current mortality and expense risk charges and (2) assumed Fund
                                  total expenses of    % per year. See
                                  "Mortality and Expense Risk Charge and Fund
                                  Expenses" at pages 19-20 of this Prospectus.

                                  FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE
                                  POLICY
                                  MALE    NONSMOKER    ISSUE AGE 55
                                  PREFERRED -- $9,727 ANNUAL PREMIUM
                                  FACE AMOUNT $500,000
                                  DEATH BENEFIT OPTION 1

                                  GUARANTEED BASIS

          PREMIUMS               DEATH BENEFIT                   TOTAL ACCUMULATION VALUE                 SURRENDER VALUE
         ACCUMULATED      ANNUAL INVESTMENT RETURN OF          ANNUAL INVESTMENT RETURN OF          ANNUAL INVESTMENT RETURN OF
END OF       AT        GROSS 0%   GROSS 6%    GROSS 12%     GROSS 0%   GROSS 6%    GROSS 12%     GROSS 0%   GROSS 6%    GROSS 12%
POLICY   5% INTEREST     NET        NET          NET          NET        NET          NET          NET        NET          NET
 YEAR     PER YEAR      -   %        %            %          -   %        %            %          -   %        %            %
------   -----------   --------   --------   ------------   --------   --------   ------------   --------   --------   ------------

   1        10,213
   2        20,937
   3        32,198
   4        44,021
   5        56,435

   6        69,470
   7        83,157
   8        97,528
   9       112,618
  10       128,462

  15       220,389
  20       337,714
  25       487,454
  30       678,563

All Amounts are in Dollars

                                  If Premiums are paid more frequently than annually, the Death Benefits, Accumulation Values and Surrender Values would be less than those illustrated.

                                  Assumes no policy loans or partial surrenders have been made. Guaranteed cost of insurance rates, mortality and expense risk charges, administrative fees and premium load assumed.

                                  These investment results are illustrative only and should not be considered a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including the Policy Owner's allocations and the Funds' rates of return. Accumulation Values and Surrender Values for a Policy would be different from those shown if the actual investment rates of return averaged 0%, 6% and 12% over a period of years, but fluctuated above or below those averages for individual Policy Years. No representations can be made that these rates of return will in fact be achieved for any one year or sustained over a period of time.

                                  The "Net" percentages in these illustrations
                                  reflect (1) the deduction of guaranteed
                                  mortality and expense risk charges and (2)
                                  assumed Fund total expenses of    % per year.
                                  See "Mortality and Expense Risk Charge and
                                  Fund Expenses" at pages 19-20 of this
                                  Prospectus.

                                  FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE
                                  POLICY
                                  MALE    NONSMOKER    ISSUE AGE 55
                                  PREFERRED -- $9,727 ANNUAL PREMIUM
                                  FACE AMOUNT $500,000
                                  DEATH BENEFIT OPTION 1

                                  CURRENT BASIS

                                 DEATH BENEFIT                   TOTAL ACCUMULATION VALUE                 SURRENDER VALUE
                          ANNUAL INVESTMENT RETURN OF          ANNUAL INVESTMENT RETURN OF          ANNUAL INVESTMENT RETURN OF
                       GROSS 0%   GROSS 6%    GROSS 12%     GROSS 0%   GROSS 6%    GROSS 12%     GROSS 0%   GROSS 6%    GROSS 12%
                         NET        NET          NET          NET        NET          NET          NET        NET          NET
          PREMIUMS      -   %        %            %          -   %        %            %          -   %        %            %
         ACCUMULATED             IN YEARS 1-12                        IN YEARS 1-12                        IN YEARS 1-12
END OF       AT          NET        NET          NET          NET        NET          NET          NET        NET          NET
POLICY   5% INTEREST    -   %        %            %          -   %        %            %          -   %        %            %
 YEAR     PER YEAR           IN YEARS 13 AND AFTER                IN YEARS 13 AND AFTER                IN YEARS 13 AND AFTER
------   -----------   ----------------------------------   ----------------------------------   ----------------------------------

   1        10,213
   2        20,937
   3        32,198
   4        44,021
   5        56,435

   6        69,470
   7        83,157
   8        97,528
   9       112,618
  10       128,462

  15       220,389
  20       337,714
  25       487,454
  30       678,563

All Amounts are in Dollars

                                  If Premiums are paid more frequently than annually, the Death Benefits, Accumulation Values and Surrender Values would be less than those illustrated.

                                  Assumes no policy loans or partial surrenders have been made. Current cost of insurance rates assumed. Current mortality and expense risk charges, administrative fees and premium load assumed.

                                  These investment results are illustrative only and should not be considered a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including the Policy Owner's allocations and the Funds' rates of return. Accumulation Values and Surrender Values for a Policy would be different from those shown if the actual investment rates of return averaged 0%, 6% and 12% over a period of years, but fluctuated above or below those averages for individual Policy Years. No representations can be made that these rates of return will in fact be achieved for any one year or sustained over a period of time.

                                  The "Net" percentages in these illustrations
                                  reflect (1) the deduction of current mortality and expense risk charges and (2) assumed Fund
                                  total expenses of    % per year. See
                                  "Mortality and Expense Risk Charge and Fund
                                  Expenses" at pages 19-20 of this Prospectus.

                                  FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE
                                  POLICY
                                  FEMALE    NONSMOKER    ISSUE AGE 45
                                  PREFERRED -- $4,459 ANNUAL PREMIUM
                                  FACE AMOUNT $500,000
                                  DEATH BENEFIT OPTION 1

                                  GUARANTEED BASIS

          PREMIUMS              DEATH BENEFIT               TOTAL ACCUMULATION VALUE               SURRENDER VALUE
         ACCUMULATED     ANNUAL INVESTMENT RETURN OF       ANNUAL INVESTMENT RETURN OF       ANNUAL INVESTMENT RETURN OF
END OF       AT        GROSS 0%   GROSS 6%   GROSS 12%   GROSS 0%   GROSS 6%   GROSS 12%   GROSS 0%   GROSS 6%   GROSS 12%
POLICY   5% INTEREST     NET        NET         NET        NET        NET         NET        NET        NET         NET
 YEAR     PER YEAR      -   %        %           %        -   %        %           %        -   %        %           %
------   -----------   --------   --------   ---------   --------   --------   ---------   --------   --------   ---------

   1         4,682
   2         9,598
   3        14,760
   4        20,180
   5        25,871

   6        31,846
   7        38,120
   8        44,708
   9        51,626
  10        58,889

  15       101,030
  20       154,813
  25       223,456
  30       311,063

All Amounts are in Dollars

                                  If Premiums are paid more frequently than annually, the Death Benefits, Accumulation Values and Surrender Values would be less than those illustrated.

                                  Assumes no policy loans or partial surrenders have been made. Guaranteed cost of insurance rates, mortality and expense risk charges, administrative fees and premium load assumed.

                                  These investment results are illustrative only and should not be considered a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including the Policy Owner's allocations and the Funds' rates of return. Accumulation Values and Surrender Values for a Policy would be different from those shown if the actual investment rates of return averaged 0%, 6% and 12% over a period of years, but fluctuated above or below those averages for individual Policy Years. No representations can be made that these rates of return will in fact be achieved for any one year or sustained over a period of time.

                                  The "Net" percentages in these illustrations
                                  reflect (1) the deduction of guaranteed
                                  mortality and expense risk charges and (2)
                                  assumed Fund total expenses of    % per year.
                                  See "Mortality and Expense Risk Charge and
                                  Fund Expenses" at pages 19-20 of this
                                  Prospectus.

                                  FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE
                                  POLICY
                                  FEMALE    NONSMOKER    ISSUE AGE 45
                                  PREFERRED -- $4,459 ANNUAL PREMIUM
                                  FACE AMOUNT $500,000
                                  DEATH BENEFIT OPTION 1

                                  CURRENT BASIS

                                DEATH BENEFIT               TOTAL ACCUMULATION VALUE               SURRENDER VALUE
                         ANNUAL INVESTMENT RETURN OF       ANNUAL INVESTMENT RETURN OF       ANNUAL INVESTMENT RETURN OF
                       GROSS 0%   GROSS 6%   GROSS 12%   GROSS 0%   GROSS 6%   GROSS 12%   GROSS 0%   GROSS 6%   GROSS 12%
                         NET        NET         NET        NET        NET         NET        NET        NET         NET
          PREMIUMS      -   %        %           %        -   %        %           %        -   %        %           %
         ACCUMULATED            IN YEARS 1-12                     IN YEARS 1-12                     IN YEARS 1-12
END OF       AT          NET        NET         NET        NET        NET         NET        NET        NET         NET
POLICY   5% INTEREST    -   %        %           %        -   %        %           %        -   %        %           %
 YEAR     PER YEAR          IN YEARS 13 AND AFTER             IN YEARS 13 AND AFTER             IN YEARS 13 AND AFTER
------   -----------   -------------------------------   -------------------------------   -------------------------------

   1         4,682
   2         9,598
   3        14,760
   4        20,180
   5        25,871

   6        31,846
   7        38,120
   8        44,708
   9        51,626
  10        58,889

  15       101,030
  20       154,813
  25       223,456
  30       311,063

All Amounts are in Dollars

                                  If Premiums are paid more frequently than annually, the Death Benefits, Accumulation Values and Surrender Values would be less than those illustrated.

                                  Assumes no policy loans or partial surrenders have been made. Current cost of insurance rates assumed. Current mortality and expense risk charges, administrative fees and premium load assumed.

                                  These investment results are illustrative only and should not be considered a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including the Policy Owner's allocations and the Funds' rates of return. Accumulation Values and Surrender Values for a Policy would be different from those shown if the actual investment rates of return averaged 0%, 6% and 12% over a period of years, but fluctuated above or below those averages for individual Policy Years. No representations can be made that these rates of return will in fact be achieved for any one year or sustained over a period of time.

                                  The "Net" percentages in these illustrations
                                  reflect (1) the deduction of current mortality and expense risk charges and (2) assumed Fund
                                  total expenses of    % per year. See
                                  "Mortality and Expense Risk Charge and Fund
                                  Expenses" at pages 19-20 of this Prospectus.

                                  FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE
                                  POLICY
                                  FEMALE    NONSMOKER    ISSUE AGE 55
                                  PREFERRED -- $7,095 ANNUAL PREMIUM
                                  FACE AMOUNT $500,000
                                  DEATH BENEFIT OPTION 1

                                  GUARANTEED BASIS

          PREMIUMS              DEATH BENEFIT               TOTAL ACCUMULATION VALUE               SURRENDER VALUE
         ACCUMULATED     ANNUAL INVESTMENT RETURN OF       ANNUAL INVESTMENT RETURN OF       ANNUAL INVESTMENT RETURN OF
END OF       AT        GROSS 0%   GROSS 6%   GROSS 12%   GROSS 0%   GROSS 6%   GROSS 12%   GROSS 0%   GROSS 6%   GROSS 12%
POLICY   5% INTEREST     NET        NET         NET        NET        NET         NET        NET        NET         NET
 YEAR     PER YEAR      -   %        %           %        -   %        %           %        -   %        %           %
------   -----------   --------   --------   ---------   --------   --------   ---------   --------   --------   ---------

   1         7,450
   2        15,272
   3        23,485
   4        32,109
   5        41,165

   6        50,673
   7        60,656
   8        71,138
   9        82,145
  10        93,702

  15       160,755
  20       246,333
  25       355,555
  30       494,953

All Amounts are in Dollars

                                  If Premiums are paid more frequently than annually, the Death Benefits, Accumulation Values and Surrender Values would be less than those illustrated.

                                  Assumes no policy loans or partial surrenders have been made. Guaranteed cost of insurance rates, mortality and expense risk charges, administrative fees and premium load assumed.

                                  These investment results are illustrative only and should not be considered a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including the Policy Owner's allocations and the Funds' rates of return. Accumulation Values and Surrender Values for a Policy would be different from those shown if the actual investment rates of return averaged 0%, 6% and 12% over a period of years, but fluctuated above or below those averages for individual Policy Years. No representations can be made that these rates of return will in fact be achieved for any one year or sustained over a period of time.

                                  The "Net" percentages in these illustrations
                                  reflect (1) the deduction of guaranteed
                                  mortality and expense risk charges and (2)
                                  assumed Fund total expenses of    % per year.
                                  See "Mortality and Expense Risk Charge and
                                  Fund Expenses" at pages 19-20 of this
                                  Prospectus.

                                  FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE
                                  POLICY
                                  FEMALE    NONSMOKER    ISSUE AGE 55
                                  PREFERRED -- $7,095 ANNUAL PREMIUM
                                  FACE AMOUNT $500,000
                                  DEATH BENEFIT OPTION 1

                                  CURRENT BASIS

                                DEATH BENEFIT               TOTAL ACCUMULATION VALUE               SURRENDER VALUE
                         ANNUAL INVESTMENT RETURN OF       ANNUAL INVESTMENT RETURN OF       ANNUAL INVESTMENT RETURN OF
                       GROSS 0%   GROSS 6%   GROSS 12%   GROSS 0%   GROSS 6%   GROSS 12%   GROSS 0%   GROSS 6%   GROSS 12%
                         NET        NET         NET        NET        NET         NET        NET        NET         NET
          PREMIUMS      -   %        %           %        -   %        %           %        -   %        %           %
         ACCUMULATED            IN YEARS 1-12                     IN YEARS 1-12                     IN YEARS 1-12
END OF       AT          NET        NET         NET        NET        NET         NET        NET        NET         NET
POLICY   5% INTEREST    -   %        %           %        -   %        %           %        -   %        %           %
 YEAR     PER YEAR          IN YEARS 13 AND AFTER             IN YEARS 13 AND AFTER             IN YEARS 13 AND AFTER
------   -----------   -------------------------------   -------------------------------   -------------------------------

   1         7,450
   2        15,272
   3        23,485
   4        32,109
   5        41,165

   6        50,673
   7        60,656
   8        71,138
   9        82,145
  10        93,702

  15       160,755
  20       246,333
  25       355,555
  30       494,953

All Amounts are in Dollars

                                  If Premiums are paid more frequently than annually, the Death Benefits, Accumulation Values and Surrender Values would be less than those illustrated.

                                  Assumes no policy loans or partial surrenders have been made. Current cost of insurance rates assumed. Current mortality and expense risk charges, administrative fees and premium load assumed.

                                  These investment results are illustrative only and should not be considered a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including the Policy Owner's allocations and the Funds' rates of return. Accumulation Values and Surrender Values for a Policy would be different from those shown if the actual investment rates of return averaged 0%, 6% and 12% over a period of years, but fluctuated above or below those averages for individual Policy Years. No representations can be made that these rates of return will in fact be achieved for any one year or sustained over a period of time.

                                  The "Net" percentages in these illustrations
                                  reflect (1) the deduction of current mortality and expense risk charges and (2) assumed Fund
                                  total expenses of    % per year. See
                                  "Mortality and Expense Risk Charge and Fund
                                  Expenses" at pages 19-20 of this Prospectus.

APPENDIX 3

                    TAX INFORMATION

                    The Office of Tax Analysis of the U.S. Department of the Treasury published a "Report to the Congress on the Taxation of Life Insurance Company Products" in March 1990. Page 4 of this report is Table 1.1, a "Comparison of Tax Treatment of Life Insurance Products and Other Retirement Savings Plans". Because it is a convenient summary of the relevant tax characteristics of these products and plans, it is reprinted here, with footnotes to reflect exceptions to the general rules.
                            ------------------------

                                   TABLE 1.1
           COMPARISON OF TAX TREATMENT OF LIFE INSURANCE PRODUCTS AND
                         OTHER RETIREMENT SAVINGS PLANS

                                                              CASH-VALUE
                                                                 LIFE          NON-QUALIFIED                     QUALIFIED
                                                               INSURANCE         ANNUITIES          IRA'S         PENSION
                                                            ---------------  -----------------  --------------  -----------
Annual Contribution Limits                                            No                No           Yes            Yes
Income Eligibility Limits                                             No                No          Yes**           No
Borrowing Treated as Distributions                                    No*              Yes        Loans not        Yes,
                                                                                                   allowed        beyond
                                                                                                   $50,000
Income Ordering Rules (Income included in First                       No*              Yes           Yes            Yes
 Distribution)
Early Withdrawal Penalties                                            No*              Yes***       Yes***        Yes***
Minimum Distribution Rules by Age 70 1/2                              No                No           Yes            Yes
Maximum Annual Distribution Rules                                     No                No           Yes            Yes
Anti-discrimination Rules                                             No                No            No            Yes

------------------------
Department of the Treasury                                            March 1990
  Office of Tax Analysis
  *If the Policy is not a modified endowment contract.
 **If  amounts paid  in to  fund the  IRA are  deductible; once  over the income eligibility limits amounts paid into an IRA are permitted but not deductible. ***There are several exceptions to the application of the early withdrawal penalties for annuities, IRAs and qualified pensions.

                    The foregoing information is not intended as tax advice. You should consult with your own tax advisor for more complete information.

                                                                   560928 (5/97)

                        FEES AND CHARGES REPRESENTATION

    Lincoln Life represents that the fees and charges deducted under the Contracts, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Lincoln Life.

                          UNDERTAKING TO FILE REPORTS

    Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

                                INDEMNIFICATION

        (a) Brief description of indemnification provisions.

           In general, Article VII of the By-Laws of The Lincoln National Life Insurance Company (LNL) provides that LNL will indemnify certain persons against expenses, judgments and certain other specified costs incurred by any such person if he/she is made a party or is threatened to be made a party to a suit or proceeding because he/she was a director, officer, or employee of LNL, as long as he/she acted in good faith and in a manner he/she reasonably believed to be in the best interests of, or not opposed to the best interests of, LNL. Certain additional conditions apply to indemnification in criminal proceedings.

           In particular, separate conditions govern indemnification of directors, officers, and employees of LNL in connection with suits by, or in the right of, LNL.

           Please refer to Article VII of the By-Laws of LNL (Exhibit No. 6(b) hereto) for the full text of the indemnification provisions. Indemnification is permitted by, and is subject to the requirements of, Indiana law.

        (b) Undertaking pursuant to Rule 484 of Regulation C under the Securities Act of 1933.

           Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 28(a) above or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any such action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                       CONTENTS OF REGISTRATION STATEMENT

    This registration statement comprises the following papers and documents:

       The facing sheet;
       A cross-reference sheet (reconciliation and tie);
       The prospectus, consisting of 47 pages;
       The undertaking to file reports;
       The signatures;
       Written consents of the following persons:
           Jeremy Sachs*
           (actuary)*
           (independent accountants)*

1.         The following exhibits correspond to those required by paragraph A of the instructions as to exhibits in Form N-8B-2:
     (1)   Resolution of the Board of Directors of The Lincoln National Life Insurance
           Company and related documents authorizing establishment of the Account.
     (2)   Not applicable.
     (3)   (a)  Form of Selling Group Agreement.*
           (b)  Commission Schedule for Variable Life Policies.*
     (4)   Not applicable.
     (5)   (a)  Proposed Form of Policy and Application.
           (b)  Riders.
     (6)   (a)  Articles of Incorporation of The Lincoln National Life Insurance Company.
           (Incorporated by reference to Registration Statement on Form N-4 (File No.
           33-27783) filed on December 5, 1996.)
           (b)  Bylaws of The Lincoln National Life Insurance Company. (Incorporated by
           reference to Registration Statement on Form N-4 (File No. 33-27783) filed on
           December 5, 1996.)
     (7)   Not applicable.
     (8)   Fund Participation Agreements.
           Agreements between The Lincoln National Life Insurance Company and:
           (a)  AIM Variable Insurance Funds, Inc.*
           (b)  CIGNA Variable Products Group.*
           (c)  Fidelity Variable Insurance Products Fund.*
           (d)  Fidelity Variable Insurance Products Fund II.*
           (e)  MFS-Registered Trademark- Variable Insurance Trust.*
           (f)  Templeton Variable Products Series Fund.*
           (g)  OCC Accumulation Trust.*
     (9)   Services Agreement between The Lincoln National Life Insurance Co. and Delaware
           Management Co. is incorporated herein by reference to Registration on Form S-6
           (File No. 33-40745) filed on November 21, 1997.
    (10)   See Exhibit 1(5).
2.         See Exhibit 1(5).
3.         Opinion and Consent of Counsel.*
4.         Not applicable.
5.         Not applicable.
6.         Opinion and consent of                    , F.S.A.*
7.         Opinion and consent of                    , Independent Accountants.*
8.         Not applicable.

* To be filed by amendment.

                                   SIGNATURES

    As required by the Securities Act of 1933, the registrant has duly caused this registration statement on Form S-6 to be signed on its behalf by the undersigned thereunto duly authorized, in the Town of Fort Wayne and State of Indiana, on the 17th day of December, 1997.

                                          LINCOLN LIFE FLEXIBLE PREMIUM VARIABLE
                                          LIFE
                                           ACCOUNT M
                                          (Name of Registrant)

                                          By:          /s/ JON A. BOSCIA

                                             -----------------------------------
                                                        Jon A. Boscia
                                                          PRESIDENT
                                             THE LINCOLN NATIONAL LIFE INSURANCE
                                                           COMPANY

                                          THE LINCOLN NATIONAL LIFE INSURANCE
                                          COMPANY
                                          (Name of Depositor)

                                          By:          /s/ JON A. BOSCIA

                                             -----------------------------------
                                                        Jon A. Boscia
                                                          PRESIDENT

    Pursuant  to  the  requirements  of   the  Securities  Act  of  1933,   this
Registration Statement has been signed below on December 17, 1997 by the following persons, as officers and directors of the Depositor, in the capacities indicated:

                    SIGNATURE                                 TITLE
--------------------------------------------------  -------------------------

                                                    President, Chief
                /s/ JON A. BOSCIA                    Executive Officer and
   -------------------------------------------       Director (Principal
                  Jon A. Boscia                      Executive
                                                     Officer)

                /s/ JACK D. HUNTER                  Executive Vice President,
   -------------------------------------------       General Counsel and
                  Jack D. Hunter                     Director

             /s/ LAWRENCE T. ROWLAND                Executive Vice President
   -------------------------------------------       and
               Lawrence T. Rowland                   Director

                /s/ IAN M. ROLLAND
   -------------------------------------------      Director
                  Ian M. Rolland

              /s/ H. THOMAS MCMEEKIN
   -------------------------------------------      Director
                H. Thomas McMeekin

              /s/ RICHARD C. VAUGHAN
   -------------------------------------------      Director
                Richard C. Vaughan

                                                    Vice President, Assistant
                /s/ KEITH J. RYAN                    Treasurer and Chief
   -------------------------------------------       Financial Officer
                  Keith J. Ryan                      (Principal Financial
                                                     Officer)